Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258201

PROSPECTUS

SHARPLINK GAMING LTD.

7,275,582 Ordinary Shares

The selling stockholders identified beginning on page 37 of this prospectus are offering on a resale basis a total of 7,275,582 of our ordinary shares, NIS 0.06 par value per share, or the Ordinary Shares.  All of the Ordinary Shares offered by this prospectus are issuable to certain former shareholders of SharpLink, Inc., which we acquired on July 26, 2021 upon the consummation of the transactions contemplated by an Agreement and Plan of Merger dated April 15, 2021, as more fully described herein. We refer to such transactions in this prospectus as the Transaction and we refer to SharpLink, Inc. as Old SharpLink. The Ordinary Shares offered hereby consist of the following:

•	1,059,914 Ordinary Shares that were issued in the Transaction in exchange for shares of Old SharpLink’s common stock outstanding as of the effective time of the Transaction;

•
5,624,810 Ordinary Shares issuable upon conversion of 1,931,945 shares of our Preferred A-1 and 3,692,865 shares of our Preferred B shares, all of which were issued in the Transaction to the holder of Old SharpLink’s preferred shares that were outstanding as of the effective time of the Transaction; and

•
up to 590,858 Ordinary Shares that may be issued to the holders of our Preferred B Shares as dividends payable in kind on the Preferred B Shares through July 26, 2023 (the second anniversary of the effective time of the Transaction).

The selling shareholders may offer such Ordinary Shares from time to time to or through brokers, dealers or other agents, or directly to other purchasers, in one or more market transactions or private transactions at prevailing market or at negotiated prices. We will not receive any proceeds from the sale of these shares by the selling shareholders.

Our Ordinary Shares are currently listed on the Nasdaq Capital Market under the ticker symbol “SBET.” On August 4, 2021, the closing sales price for our ordinary shares was $6.40 per share (which price reflects our recent 1-for-2 reverse split of our ordinary shares, as more fully described herein).

Investing in our securities involves substantial risks. See “RISK FACTORS” beginning on page 6 of this prospectus. You should carefully read this prospectus and the documents incorporated herein before making any investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 4, 2021.

Market data and certain industry data and forecasts used throughout this prospectus were obtained from sources we believe to be reliable, including market research databases, publicly available information, reports of governmental agencies, and industry publications and surveys. We have relied on certain data from third party sources, including industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry. While we are not aware of any misstatements regarding the industry data presented in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” and elsewhere in this prospectus.

Both of our and Old SharpLink’s financial statements are prepared and presented in accordance with accounting principles generally accepted in the U.S., or GAAP.  Neither our nor Old Sharplink’s historical results necessarily indicate our expected results for any future periods.

References in this prospectus to “Old SharpLink” refer to SharpLink, Inc., a Minnesota corporation, which we acquired in a reverse merger completed on July 26, 2021, pursuant to that certain Agreement and Plan of Merger among us, Old SharpLink and New SL Acquisition Corp. dated April 15, 2021, or Merger Agreement.  References in this prospectus to the “Company,” “we,” “us” and “our” refer to SharpLink Gaming Ltd., an Israeli company formerly known as Mer Telemanagement Solutions Ltd.

On July 26, 2021, immediately prior to the closing of the Transaction, we completed a 1-for-2 reverse split of our ordinary shares, which we refer to in this prospectus as the Reverse Stock Split.  Unless otherwise noted herein, references to shares of capital stock in this prospectus give effect to this Reverse Stock Split. The Reverse Stock Split is expected to be effective for trading purposes on the Nasdaq Capital Market commencing July 28, 2021.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus.  Because it is a summary, it may not contain all of the information that is important to you.  Accordingly, before making an investment decision, you are urged to carefully review this prospectus in its entirety, including the risks of investing in our securities discussed under the caption “Risk Factors” and the financial statements and other information that is contained in or incorporated by reference into this prospectus or the registration statement of which this prospectus is a part.

Company Overview

We are a business-to-business, or B2B, provider of advanced technology that seamlessly connects sports fans with online sports betting bookmakers, which we refer to as our Affiliate Marketing Services, and a leading U.S. provider of free to play games and betting feed integrations, which we refer to as our Sports Gaming Client Services.

We recently completed a merger between New SL Acquisition Corp., our wholly-owned subsidiary, and Old SharpLink.  We acquired our Affiliate Marketing Services and Sports Gaming Client Services businesses as a result of the merger, and following the merger, we changed our name from Mer Telemanagement Solutions Ltd. to SharpLink Gaming Ltd and our ticker symbol from MTSL to SBET.  We also continue to operate our legacy business, which provides solutions for telecommunications expense management, or TEM, including enterprise mobility management software, usage and accounting software, and contact center software.  We refer to this business as our Legacy Business.

Our Affiliate Marketing Services business focuses on acquiring sports fans through our partnerships with professional sports leagues, large sports media websites and our own network of related sports websites, bringing them highly relevant and timely sports betting content. Specifically, our analytical software tools allow us to collect data on sports fans, intelligently connect those fans with personally relevant sports betting offers, and convert the sports fans into paying customers for online bookmakers.  Our vision is to be the leader in the emerging U.S. sports gaming and betting markets by developing advanced technology that seamlessly connects sports fans with online sports bookmakers.

Our Sports Gaming Client Services business has been providing custom development, hosting and management services for free-to-play games and prize-winning contests for major sports leagues and media companies for over 15 years.  In addition to our traditional games development business, we have developed and deployed betting integration services for major leagues in the U.S. By leveraging our technology and building on our current client relationships, we believe we are well positioned to earn a leadership position in the rapidly evolving sports betting industry by delivering high-value users to gaming operators.

Our Legacy Business provides TEM solutions that allow enterprises and organizations to make smarter choices with their telecommunications spending at each stage of the service lifecycle, including allocation of cost, proactive budget control, fraud detection, processing of payments and spending forecasting.  More information about our Legacy Business can be found in our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission, or SEC, on May 17, 2021, which is incorporated by reference herein.

Our management team has more than 100 years of combined experience delivering innovative sports solutions to partners such as Turner Sports, Google, Facebook, the National Football League (NFL), the National Collegiate Athletic Association (NCAA) and the National Basketball Association (NBA), among many other iconic organizations, with executive experience at companies such as ESPN, NBC, Sportradar, AOL, Cantor Gaming, Betfair and others.  Our current Sports Gaming Client Services business was originally established in 2006 as Sports Technologies Inc., or STI, which was founded by our Chief Operating Officer. STI was acquired by SportsHub Games Network, Inc., or SportsHub, one of our significant shareholders in 2016. In November 2020, SportsHub spun-off and we subsequently acquired STI in an all-stock transaction.

We were incorporated under the laws of the State of Israel in December 1995. We are a public limited liability company under the Israeli Companies Law 1999-5759, or the Israeli Companies Law, and operate under this law and associated legislation. Our registered offices is located at 14 Hatidhar Street,  P.O. Box 2112, Ra΄anana 4366516, Israel, our principal place of business is located at 333 Washington Ave. N, Suite 104, Minneapolis, MN 55401, USA, and our telephone number is (612) 293-0619. Our website address is www.sharplink.com.  The information on our website is not incorporated by reference into this prospectus.

Reverse Merger with Old SharpLink

 On July 26, 2021, we completed a merger of New SL Acquisition Corp., our wholly-owned subsidiary formed under the laws of the State of Delaware, and Old SharpLink, a company incorporated under the laws of the State of Minnesota, pursuant to an Agreement and Plan of Merger we entered into on April 15, 2021.

Merger Agreement

As set forth in the Merger Agreement, New SL Acquisition Corp., or Merger Sub, merged with and into Old SharpLink with Old SharpLink remaining as the surviving corporation and our wholly-owned subsidiary.  We refer in this prospectus to this merger and related transactions as the Transaction or Merger, and references to the Company mean the combined company following the Transaction.

Immediately following the closing of the Transaction, or the Closing, the former Old SharpLink securityholders immediately before the Transaction owned approximately 86% of the Ordinary Shares of the Company, on a fully-diluted, as-converted basis. Such percentage includes a stock option pool equal to 10% of the Ordinary Shares of the Company, on a fully-diluted, as-converted basis, immediately following the Closing.

The preferred shares issued by us in connection with the Transaction were newly created classes of preferred shares as follows:

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Preferred A-1 Shares with equal rights to the Ordinary Shares and convertible into Ordinary Shares on a 1-for-1 basis (subject to customary adjustments); provided, however, that we shall not effect any conversion of the Preferred A-1 Shares to the extent that, after giving effect to such conversion, the holder of the Preferred A-1 Shares (together with such holder’s Affiliates and any Persons acting as a group together with such holder) would beneficially own in excess of a beneficial ownership cap, which is initially set at 9.99%, of the number of the Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares issuable upon conversion of the Preferred A-1 Shares held by the holder and provided that the Preferred A-1 Shares will only have the voting power of the number of Ordinary Shares issuable upon conversion of such Preferred A-1 Shares (subject to the beneficial ownership cap); and

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Preferred B Shares, which are non-voting shares and convertible into Ordinary Shares on a 1-for-1 basis (subject to customary adjustments), subject to the Beneficial Ownership Limitation more fully described in the prospectus, and with the following additional rights:

o
a right to receive a dividend during the two-year period following the Closing, at a rate of 8% per year, which will be paid on a quarterly basis in cash, or at our option, by issuance of Preferred A-1 Shares in a number to be calculated based on the purchase price of the Preferred B Shares, or a combination thereof;

o
a right to receive from MTS an amount equal to the purchase price of each outstanding Preferred B Share, plus any accrued and unpaid dividends, fees or liquidated damages due thereon (in connection with delays in conversion of Preferred B Shares), to be paid upon any liquidation, dissolution or winding-up of MTS, before any distribution to the other securityholders of MTS;

o
a “full ratchet” anti-dilution adjustment to the conversion price of the Preferred B Shares in the event MTS issues or sells Ordinary Shares or Ordinary Share equivalents for a consideration per share that is less than the conversion price per share of the Preferred B Shares then in effect, subject to certain exceptions and to a minimum price equal to $1.33 (20% of the closing price of our Ordinary Shares on the trading day immediately prior to the consummation of the Transaction, as adjusted for the Reverse Stock Split); and

o
as long as a minimum percentage of Preferred B Shares remain outstanding, unless the holders of at least 50.1% of the Preferred B Shares shall otherwise consent in writing, the Company shall not, and shall not permit any of its subsidiaries to, directly or indirectly: (A) amend charter documents in any manner that materially and adversely affects any rights of holders of the Preferred B Shares, (B) repay, repurchase or otherwise acquire more than a de minimis number of its Ordinary Shares, Ordinary Share Equivalents or Junior Securities (as such terms are defined in our Articles of Association to be adopted in connection with the Transaction), subject to certain exceptions, (C) pay cash dividends or distributions to Junior Securities unless the Company has paid all dividends on the Preferred B Shares and the Preferred B Shares will participate ratably (on an as-converted basis) in the dividends paid to the Ordinary Shares, (D) enter into any transaction with any affiliates of the Company which would be required to be disclosed in any public filing with the SEC, unless such transaction is made on an arms’-length basis and approved by a majority of the disinterested directors of the Company, or (E) enter into any agreement with respect to any of the foregoing.

Prior to the Closing of the Transaction, Alpha Capital Anstalt, or Alpha Capital, had made investments of $2 million and $6 million in Old SharpLink’s Series A and Series B Preferred Stock, respectively. Immediately following the Closing, SportsHub became our majority shareholder and holds approximately 58.0% of the voting rights in the Company. None of the Ordinary Shares issued to SportsHub as part of the Transaction are included in the offering covered by this prospectus.

In connection with the Transaction, the directors and officers of the Company were replaced with directors and officers of Old SharpLink.  More specifically, our shareholders elected Rob Phythian, Chris Nicholas, Joseph Housman, Paul Abdo and Thomas Doering as members of the Company’s board of directors for a term expiring at the Company’s 2021 Annual General Meeting of Shareholders and until their successors are elected and qualified, and each of Scott Pollei and Adrienne Anderson as an outside director (as such term is defined in the Companies Law) for an initial three-year term commencing on July 26, 2021.  Messrs. Rob Phythian, Chris Nicholas and Christian Peterson were then appointed as our CEO, COO and Interim CFO, respectively.  In addition, we adopted a new equity incentive plan, or the 2021 Equity Incentive Plan. and reserved 2,336,632 Ordinary Shares for issuance thereunder.

As a condition to the Transaction, each of Mr. Haim Mer, our prior chairman and a shareholder, Mr. Roy Hess, our prior CEO, and Ms. Ofira Bar, our prior CFO, executed a lock-up agreement, pursuant to which they accepted certain restrictions on transfers of the Company’s shares beneficially owned by them until October 25, 2021 (90 days following the Merger).

In addition, SportsHub and each of our officers and directors that hold shares of Company capital stock previously entered into lock-up agreements pursuant to which they accepted certain restrictions on transfers of shares of our capital stock held by them until January 23, 2022 (180 days following the Merger). During such period, subject to certain exceptions, they agreed to not offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by them or any of their affiliates or any person in privity with them), directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act.

The Offering

The selling shareholders identified beginning on page 33 of this prospectus are offering on a resale basis a total of  7,275,582 Ordinary Shares.  The Ordinary Shares offered by this prospectus include (i) 1,059,914 Ordinary Shares that were issued in the Transaction in exchange for shares of Old SharpLink’s outstanding common stock, (ii) 1,931,945 Ordinary Shares issuable upon the conversion of Preferred A-1 Shares that were issued to Alpha Capital in connection with the Transaction in exchange for Old SharpLink’s outstanding Preferred A shares, (iii) 3,692,865 Ordinary Shares issuable upon the conversion of Preferred B Shares issued to Alpha Capital in connection with the Transaction in exchange for  Old SharpLink’s outstanding Preferred B shares, and (iv) up to 590,858 Ordinary Shares that may be issued upon the conversion of Preferred A-1 Shares issued to the holders of our Preferred B Shares as dividends payable in kind on such Preferred B Shares through July 26, 2023 (the second anniversary of the Transaction).  The total value of all the Ordinary Shares offered pursuant to this prospectus is approximately $46.4 million, based upon a per share price of $6.40, which represents the closing sale price of our Ordinary Shares as reported on the Nasdaq Capital Market on August 4, 2021 (which price reflects the Reverse Stock Split).

Ordinary Shares offered by this prospectus	7,275,582 shares
Ordinary Shares outstanding before the offering(1)	14,815,881 shares
Use of Proceeds	We will receive none of the proceeds from the sale of Ordinary Shares by the selling shareholders in this offering.
Nasdaq Symbol	SBET
________________
(1)
Shares outstanding prior to the offering under this prospectus do not include (i) 1,931,945 Ordinary Shares issuable upon conversion of Preferred A-1 Shares and 3,692,865 Ordinary Shares issuable upon conversion of Preferred B shares, and (iii) Ordinary Shares issuable upon the exercise of outstanding options and warrants.

Risk Factors

An investment in our securities involves a high degree of risk. You should consider carefully the risks, uncertainties and assumptions discussed under the heading “Risk Factors” in this prospectus. This could cause the trading price of our ordinary shares to decline, and you could lose all or part of your investment. These risks include, among others, the following:

•	We may not realize the benefits of the Transaction.

•
The Preferred B Shares issued to Alpha Capital in the Transaction expose you to further dilution of your holdings in the Company and provide Alpha Capital with preferential rights to the other shareholders in the event of liquidation and other actions that may be taken by the Company.

•	The market price of our Ordinary Shares may experience higher than normal levels of volatility as a result of the recent Transaction, which may include, significant declines.

•	SportsHub, our controlling shareholder, is able to exert significant control over matters submitted for shareholder approval.

•	The COVID-19 pandemic has adversely affected our business and may continue to cause such effects in the future.

•	Our sports betting conversion platform technology is still in the early stages of development and commercialization.

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Our core business and prospects are dependent on our relationships with sports leagues, sports media organizations and sportsbooks, and the loss of those relationships or failure to renew or expand those relationships could cause the loss of our competitive advantages.

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Our business may be materially and adversely affected if it is unable to keep pace with or adapt to rapidly changing technology, or if we do not invest in product development and provide services that are attractive to our clients.

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Changes in existing regulations regarding online sports betting or the climate and requirements applicable to our core business and our clients could have a material adverse impact on our business, financial results and prospects.

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The loss of services of our executives, particularly Rob Phythian and Chris Nicholas, the co-founders of Old SharpLink, could materially harm our business and prospects due to their longstanding relationships with sports leagues, sports media companies and fantasy sports companies.

•	If we fail to maintain required regulatory gaming approvals and licenses in the various jurisdictions in which we operates or plan to operate, our business will be materially and adversely affected.

•	Our core business and prospects are dependent on an increasing number of states legalizing online sports betting.

•	We have a history of losses and may not be able to achieve or sustain profitability in the future.

•	We will require additional capital to support our growth plans and such capital may not be available on reasonable terms or at all.

RISK FACTORS

In addition to the other information included in this prospectus, including the matters addressed under the caption titled “Special Note Regarding Forward-Looking Statements,” you should carefully consider the following risk factors before determining to purchase the ordinary shares offered hereby. The following is not intended to be an exhaustive list of the risks related to the Company, the Transaction or our business.  You should also read and consider the risk factors described under (i) Part 1, Item 3, “Key Information – Risk Factors” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on May 17, 2021, and (ii) the section captioned “Risk Factors” in the Company’s proxy statement filed as Exhibit 99.2 to its Report on Form 6-K filed with the SEC on June 16, 2021, which annual report and proxy statement are incorporated herein by reference.

Risks Related to the Recent Transaction

We may fail to realize the anticipated benefits of the Transaction.

The success of the recent Transaction will depend on the Company’s ability to achieve its business objectives and raise the necessary capital to fund its operations. If the combined company is not able to achieve these objectives, the anticipated benefits of the Transaction may not be realized fully, may take longer to realize than expected, or may not be realized at all.

The Preferred B Shares issued as consideration in the Transaction expose you to further dilution of your holdings in the Company and provide preferential rights to their holders in the event of liquidation and in connection with certain actions the Company may wish to take in the future.

As part of the consideration issued by the Company in connection with the Transaction, Alpha Capital, was issued Preferred B Shares of the Company.  The MTS Preferred B Shares are entitled to several preferential rights, including: (i) a right to receive a dividend until July 26, 2023 (the two-year period following the Closing of the Transaction), at a rate of 8% per year, which will be paid on a quarterly basis in cash, or at the Company’s option, by issuance of Preferred A-1 Shares, (ii) a liquidation preference in the amount equal to the purchase price of each outstanding Preferred B Share, plus any accrued and unpaid dividends, fees or liquidated damages due thereon, before any distribution to the other securityholders of the Company, (iii) a “full ratchet” anti-dilution adjustment to the conversion price of the Preferred B Shares, subject to certain exceptions and to a minimum price equal to $1.33 (20% of the closing price on the trading day immediately prior to the consummation of the Transaction, as adjusted for the Reverse Stock Split), and (iv) the requirement that holders of at least 50.1% of the Preferred B Shares will consent in writing to certain actions by the Company or its subsidiaries, including repurchasing of Ordinary Shares or certain other securities, payment of cash dividends or distributions to securities junior to the Preferred B Shares unless the Company has paid all dividends on the Preferred B Shares and the Preferred B Shares will participate ratably (on an as-converted basis) in the dividends, all for as long as 772,947 Preferred B Shares remain outstanding or unless the holders of at least 50.1% of the Preferred B Shares consent. To the extent the Company elects to pay the 8% dividend in Preferred A-1 Shares, the payment of such dividend will dilute your holdings in the Company, without additional investment by the holder of the Preferred B Shares and your holdings may be further diluted in the event the anti-dilution mechanism is triggered. To the extent the combined company elects to pay the dividend in cash, the holders of other securities of the Company (other than the holders of the Preferred B Shares) will not be entitled to participate in such distribution. In addition, in the event of liquidation, winding-up or dissolution, you may not be entitled to receive any distributions from the Company, or the distributions may be reduced, due to the liquidation preference provided to the holders of the Preferred B Shares. All of these rights may adversely affect the value of your Ordinary Shares.

The Company is subject to Israeli income tax unless additional actions are taken.

The Company is incorporated in Israel and will continue to be incorporated in Israel, while all of its offices, management, most of its business partners and assets and all of its board members are generally located in the United States. So long as the parent entity is an Israeli company with no Israeli operations, the combined company will be subject to Israeli income tax and an acquisition of the combined company may result in adverse tax consequences for potential acquirers (other than potential Israeli acquirers), which may reduce the value of the shares of the Company.

The Company may reincorporate in the U.S. and such reincorporation may result in taxes imposed on the Company and its shareholders.

As noted above, the Company is incorporated in Israel, and the Company will continue to be incorporated in Israel, while all of its offices, management, most of it business partners and assets and all of its board members are generally located in the United States. Accordingly, the combined company may seek to reincorporate in one of the states in the United States, while maintaining its Nasdaq listing. The reincorporation of the Company will be subject to all corporate approvals, which may include an approval of the shareholders of the Company, and, such reincorporation may result in income recognition by, and tax liability for, the Company and in certain of the Company shareholders recognizing taxable income in the jurisdiction in which such shareholders are tax residents or, in certain cases, in which their members or partners are resident. If a reincorporation of the Company is undertaken, the Company does not intend to make any cash distributions to shareholders to pay such taxes. Shareholders may be subject to withholding taxes or other taxes with respect to their ownership of the Company after the reincorporation.

The financial results of the Company and the value of shareholders’ investment may be impacted by the U.S. income tax imposed on the Company’s worldwide income.

As a result of the Transaction, the Company is expected to be treated as a U.S. domestic corporation and its worldwide income will therefore be taxable by the United States, which may adversely impact the financial results of the Company and the value of shareholders’ investment.

The value of our shareholders’ investment may be impacted if any of the Company’s non-U.S. subsidiaries are subject to U.S. controlled foreign corporation rules.

As a result of the Transaction and the Company’s treatment as a domestic corporation, all non-U.S. corporations in which the Company has direct or indirect interests exceeding 50%, by vote or by value, will be controlled foreign corporations, or CFCs, and subject to U.S. CFC rules, which generally provide that certain types of income of CFCs, though undistributed, must be included in the Company’s gross income in the year the income is earned by the CFC.  If the CFC rules were to apply, this could impact the value of shareholders’ investment.

The former shareholders of Old SharpLink, including SportsHub Gaming Network, Inc., now own a significant percentage of our Ordinary Shares and will be able to exert significant control over matters submitted to the shareholders for approval.

As a result of the Transaction, Old SharpLink’s former securityholders own in the aggregate approximately 86% of the combined company’s share capital on a fully-diluted and as-converted basis, and including the Ordinary Shares reserved under our 2021 Equity Incentive Plan. In addition, SportsHub now holds approximately 38.1% of the Company’s outstanding Ordinary Shares on a fully-diluted and as-converted basis, and including Ordinary Shares reserved under our 2021 Equity Incentive Plan, and 58.0% of the voting rights of the Company. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. SportsHub could significantly influence all matters requiring approval by the shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with the interests of other shareholders.

The Company may become involved in securities litigation or shareholder derivative litigation in connection with the Transaction, and this could divert the attention of the Company’s management and harm the Company’s business, and insurance coverage may not be sufficient to cover all related costs and damages.

Securities litigation or shareholder derivative litigation frequently follows the announcement of certain significant business transactions, such as the sale of a business division or announcement of a business combination transaction. The Company may become involved in this type of litigation in connection with the Transaction, and the Company may become involved in this type of litigation in the future. On June 28, 2021, following the announcement of the Merger Agreement and publication of the proxy statement in connection with the Extraordinary Meeting of our shareholders, we learned of a complaint that was filed by a purported shareholder of the Company. The complaint, captioned Kapral v. Mer Telemanagement Solutions Ltd. et al., or the Complaint, Case No. 654022/21, was filed in the Supreme Court of the State of New York, County of New York against the Company and its then directors. The Complaint alleges that the intrinsic value of the Company is in excess of the amount the Company’s shareholders received in connection with the Transaction and that the proxy statement omits material information as set forth in the Complaint. The Complaint seeks relief, including a preliminary and permanent injunction against the Company and its then directors from proceeding with and consummating the Transaction, or in the alternative, rescinding the Transaction, if consummated, and seeking damages. The plaintiff also seeks an order: (i) directing the individual defendants to disseminate a proxy statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading; (ii) declaring that defendants violated their fiduciary duties; and (iii) awarding plaintiff the costs of the action, including a reasonable allowance for attorneys’ and experts’ fees. The Complaint has not been served on the defendants but, based on a cursory review, the Company and its legal counsel believe that the claims asserted in the Complaint are without merit and the Company plans to vigorously defend against them. Litigation often is expensive and diverts management’s attention and resources, which could adversely affect the business of the Company.

The Internal Revenue Service may not agree with the conclusion that, following the Transaction, the Company is not subject to certain adverse consequences for U.S. federal income tax purposes.

Based on the rules for determining share ownership under Section 7874 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, and certain factual assumptions, after the Transaction, the Company believes Old SharpLink’s former equity-holders own more than 80% of the combined company for purposes of applying Section 7874 of the Code. However, if the percentage ownership for purposes of applying Section 7874 of the Code were determined to be less than 80% but at least 60%, and certain other circumstances exist, Section 7874 of the Code would cause the Company to be treated as a “surrogate foreign corporation,” which could result in a number of adverse U.S. tax consequences. Moreover, in such case, Section 4985 of the Code and rules related thereto would impose an excise tax on the value of certain Company share compensation held directly or indirectly by certain “disqualified individuals” (including officers and directors of the Company) at a rate currently equal to 15%.

Risks Related to Our Business

We have a history of losses and may not be able to achieve or sustain profitability in the future.

Both our Legacy Business and Old Sharplink have a history of incurring net losses and we may not achieve or maintain profitability in the future. Old Sharplink, which now represents our core business segments, experienced net losses of approximately $1.14 million and $0.3 million for the years ended December 31, 2020 and December 31, 2019, respectively. As of December 31, 2020, Old SharpLink had an accumulated deficit of approximately $2.7 million. While Old Sharplink experienced growth in revenue, we cannot predict when or whether the Company will reach or maintain profitability. We also expect our operating expenses to increase in the future as we continue to invest for our future growth, which will negatively affect our results of operations if our total revenue does not increase.

If we are unable to increase our revenues or our operating costs are higher than expected, we may not be able to achieve profitability and our operating results may fluctuate significantly.

We may not be able to accurately forecast our revenues or future revenue growth rate. Many of our expenses, particularly personnel costs and occupancy costs, are relatively fixed, but we may experience higher than expected operating costs, including increased selling and marketing costs, investments in geographic expansion, acquisition costs, communications costs, travel costs, software development costs, professional fees and other costs. As a result, we may not be able to adjust spending quickly enough to offset any unexpected increase in expenses or revenue shortfall. Increased competition could lead to significant price pressure for the products and services we provide, which could make profitability even more challenging. Such competition may also mean we lose access to certain data if a third party is granted exclusivity over such data. If operating costs exceed our expectations and cannot be adjusted accordingly, our results of operations and financial position could be materially and adversely affected. Additionally, we may not be able to sustain our current revenue and any revenue growth. Reduced demand, whether due to a weakening of the global economy, reduction in consumer spending, competition or other reasons, may result in decreased revenues and growth, and a material adverse effect on our operating results.

We will likely require additional capital to support our growth plans and such capital may not be available on reasonable terms or at all. This could hamper our growth and have a material adverse effect on our business.

We will likely require significant funds to support our business growth and to respond to business challenges, track and comply with applicable laws and regulations, develop new technology and services or enhance our existing offering, improve our operating infrastructure, enhance our information security systems to combat changing cyber threats and expand personnel to support our business. Accordingly, we may need to engage in equity or debt financings to secure additional funds. Our ability to obtain additional capital, if and when required, will depend on our business plans, investor demand, operating performance, market conditions, credit rating and other factors. If we raise additional funds by issuing equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our currently issued and outstanding equity or debt, and our existing shareholders may experience dilution. If we are unable to obtain additional capital when required, or on reasonable terms, our ability to continue to support our business growth or to respond to business opportunities, challenges or unforeseen circumstances could be materially and adversely affected, and our business may be harmed.

COVID-19 has adversely affected our business, financial condition, results of operations and prospects, including as a result of the reduction in the quantity of global sporting events, closures or restrictions on business operations of our clients and a decrease in consumer spending, and it may continue to experience such effects in the future.

The worldwide outbreak of COVID-19 in early 2020 has negatively affected economic conditions regionally as well as globally and has caused a reduction in consumer spending. Efforts to contain the effect of the virus have included business closures, travel restrictions and restrictions on public gatherings and events. Many businesses eliminated non-essential travel and canceled in-person events to reduce instances of employees and others being exposed to public gatherings. Governments around the world, including governments in Europe and state and local governments in the U.S., have restricted business activities and strongly encouraged, instituted orders or otherwise restricted individuals from leaving their home. To date, governmental authorities have imposed or have recommended various measures, including social distancing, quarantine, limitations on the size of gatherings, closures of work facilities, schools, public buildings and businesses, and cancellation of events, including sporting events, concerts, conferences and meetings. The suspension, postponement and cancellation of sporting events affected by COVID-19 has had an adverse impact on the progression of our overall business plan and our revenue and the revenue of our clients.

Although many sports seasons and sporting events have recommenced in recent months, the fluidity of this situation, potential for virus variants and potential setbacks associated therewith precludes any prediction as to the ultimate impact of COVID-19, which remains a material uncertainty and risk with respect to our business, performance, and financial results. The revenue of our clients, and our own revenue, continue to depend on sports events taking place and consumer participation and spending on entertainment and leisure activities, and any further setbacks with respect to COVID-19 could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our sports betting conversion platform is still in the early-stage of development and commercialization. Failure to successfully develop, test and commercially expand such service offering could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our Affiliate Marketing Services and our sports betting conversion platform is critical to our overall business strategy and our ability to achieve and maintain profitability. While our sports betting conversion platform has been launched, it is still in the early-stages of development, has had only limited functionality testing and development, and is commercialized with only one sportsbook and with bets that have been generally limited to American football and NASCAR auto racing. Successful development and testing depends on a number of circumstances, many of which are not in our control, including without limitation, the ability to attract and retain developers, the interest of third-parties in pilot testing or early-adoption and the response to any unexpected errors or issues.

In addition, even if development and testing of the platform is generally successful, there can be no assurance that we will be able to sell such service to prospective clients on commercially reasonable terms, if at all. If we are unable to successfully develop and test the platform to work seamlessly with other sportsbooks and media organizations on a wide variety of sports and bet types, or if our sports betting conversion platform fails to attract clients on commercially reasonable terms and/or meet client expectations, we may not experience any meaningful commercial success with respect to our betting conversion platform, which would materially and adversely affect our business, financial condition, results of operations and prospects.

We rely on relationships with sports leagues, sports media organizations and sportsbooks and loss of existing relationships or failure to renew or expand existing relationships may cause loss of competitive advantage or require us to modify, limit or discontinue certain offerings, which could materially and adversely affect our business, financial condition, results of operations and prospects.

We rely on relationships with sports leagues, sports media organizations and sports betting bookmakers and the future success of our business may depend, in part, on our ability to obtain, retain and expand such relationships. Our arrangements with sports leagues, sports media organizations and sportsbooks may not continue to be available to us on commercially reasonable terms or at all. In addition, the industries we operate in are highly competitive. It is common for multiple competitors to provide services to clients simultaneously and we expect this to continue. In the event that we lose existing arrangements or cannot renew and expand existing arrangements, we may be required to discontinue or limit our offerings or services, which could materially and adversely affect our financial condition and business operation.

We operate in a competitive market and may lose clients and relationships to both existing and future competitors.

The markets for sports data related solutions and marketing services are competitive and rapidly changing. The sports betting and sports media industries are particularly competitive and fast growing. Competition in these markets may increase further if economic conditions or other circumstances, including as a result of COVID-19, cause consumer bases and consumer spending to decrease and service providers to compete for fewer consumer resources. Our existing and future competitors have, or may in the future have or obtain, greater name recognition, larger customer bases, better technology or data, lower prices, exclusive or better access to data, greater user traffic or greater financial, technical or marketing resources than we have. Our competitors may be able to undertake more effective marketing campaigns, obtain more data, adopt more aggressive pricing policies, make more attractive offers to potential employees, subscribers, sports betting operators, sports leagues, sports media organizations, distribution partners and content providers or may be able to respond more quickly to new or emerging technologies or changes in user requirements. If our competitors develop technology before we do, our business and profitability could be materially and adversely affected. If we are unable to maintain or develop relationships with sports leagues, sports media organizations and sportsbooks, our revenues will fail to grow or may even decline, in each case having a material adverse effect on our business, financial condition, results of operations and prospects.

Our revenue prospects may be materially and adversely affected if we are unable to acquire companies with complimentary technology or that operate in the same or complementary industries, and any such acquisition efforts may divert management’s attention from other critical activities.

We may seek to grow revenue in part through acquisition of companies with similar or complementary technology or that operate in similar or complementary industries. The market for acquisitions is highly competitive and subject to a number of factors, including without limitation, general economic conditions and tax or other regulatory changes. Furthermore, acquisitions require a significant amount of management time and resources both in terms of execution and integration of any acquisition target.  In addition, our competitors have been and may continue to also pursue acquisitions and have or may have better capital resources than the Company, stronger name recognition in the acquisition market and a longer history of successful transactions.  Our revenue prospects may be materially and adversely affected if we are unable to make successful acquisitions. Further, pursuing such activities may divert attention from other critical activities of our business plan, such as development, testing and commercialization of products and services.

Our business may be materially and adversely affected if we are unable to keep pace with or adapt to rapidly changing technology, evolving industry standards and changing regulatory requirements, or if we do not invest in product development and provide services that are attractive to our clients.

Our future business and financial success will depend on our ability to continue to anticipate the needs of our clients or potential clients in order to successfully introduce new and upgraded products and services and to successfully implement our current and future geographic and product expansion plans. To be successful, we must be able to quickly adapt to changes in technology, industry standards and regulatory requirements by continually enhancing our technology, services and solutions. Developing new services and upgrades to services, as well as integrating and coordinating current services, imposes burdens on our product development team, management and researchers. These processes are costly and time intensive, and our efforts to develop, integrate and enhance our products and services may not be successful. In addition, successfully scaling up and launching and selling a new or upgraded product or service puts additional strain on our sales and marketing resources. Investing resources towards increasing the depth of our coverage within existing markets imposes additional burdens on our personnel and capital resources. If we are unable to manage our expansion efforts effectively, in obtaining greater market share or in obtaining widespread adoption of our current or future products and services, we may not be able to offset the expenses associated with the launch and marketing of the new or upgraded service, which could have a material adverse effect on our financial results.

If we are unable to develop new or upgraded products and services or decides to combine, shift focus from, or phase out a product or service, then our clients may choose a competitive product or service over us and our revenues may decline and our ability to achieve or maintain profitability may be reduced. If the Company incurs significant costs in developing new or upgraded services or combining and coordinating existing services, if we are not successful in marketing and selling these new services or upgrades, or if our clients fail to accept these new or combined and coordinating services, then there could be a material adverse effect on our results of operations and the Company may never achieve profitability. If we eliminate or phase out a service and are not able to offer and successfully market and sell an alternative service, our revenue may decrease, which could have a material adverse effect on our results of operations.

The loss or significant reduction in business from one or more of our large clients could materially and adversely affect our business, financial condition and results of operations.

A material portion of our revenue is concentrated in some of our largest clients, and we do not have long term contracts that require these clients to continue to use our services. Our revenue growth depends on our ability to obtain new clients and achieve and sustain a high level of renewal rates with respect to our existing clients. Failure to achieve one or more of these objectives could have a material adverse effect on our business, financial condition and operating results.

Our operations are subject to seasonal fluctuations that may impact results of operations and cash flow.

Although the sporting calendar is year-round, there is seasonality in sporting events that may impact our operations and operations of sports leagues, sports media organizations and sports betting bookmakers. Certain sports only hold events during portions of the calendar year, such as the NFL, which plays games in the fall and winter months. Sports off-seasons cause decreases in our revenues and revenues of our clients, and factors such as playoffs, championships or similar events are unknown and may not yield consistent sources of revenue for us and our clients. Further, our revenue and the revenue of our clients may also be affected by the scheduling of major sporting events that do not occur annually, such as the Olympics or World Cup, or the cancellation or postponement of sporting events and races, such as the postponements as a result of the COVID-19 pandemic. Such fluctuations and uncertainties may have a material adverse effect on our financial condition or results of operation.

Our business and operating results and the business and operating results of our clients and vendors may be significantly impacted by general economic, political and social conditions, pandemics, wars or terrorist activity, severe weather events and other natural disasters, and the health of the sports, entertainment and sports betting industries.

Our business and operating results and the business and operating results of our clients and vendors are subject to global economic conditions and their impact on levels of consumer spending. Economic recessions have had, and may continue to have, far reaching adverse consequences across many industries, including the global sports, entertainment and sports betting industries, and may have a material adverse effect on our business and financial condition and the business and financial condition of our clients and vendors. There appears to be an increasing risk of a recession due to international trade and monetary policy, COVID-19 and other changes. If the U.S. or international economies experience another recession or any of the relevant regional or local economies suffer a continued downturn, we may experience a material adverse effect on our business, financial condition, results of operations and prospects.

Adverse developments affecting financial markets and economies throughout the world, including fluctuation in stock markets resulting from, among other things, trends in the economy as a whole, a general tightening of availability of credit, decreased liquidity in certain financial markets, increased interest rates, foreign exchange fluctuations, increased energy costs, acts of war or terrorism, transportation disruptions, severe weather events and other natural disasters, declining consumer confidence, sustained high levels of unemployment or significant declines or volatility in stock markets, as well as concerns regarding pandemics, epidemics and the spread of contagious diseases, may further reduce spending on sporting events, sports betting and marketing services and may negatively affect the sports, entertainment and sports betting industries. Any one of these developments could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our recruitment and retention of qualified personnel and key employees, including members of our senior management team, are vital to growing our business and meeting our business plans. The loss of any of our key executives or other key employees could harm our business.

We depend on a limited number of key employees to manage and operate our business. We believe a significant portion of our success is owed to our co-founders, Rob Phythian and Chris Nicholas, and their longstanding relationships with sports leagues, sports media companies, and fantasy sports companies. The leadership of Mr. Phythian, Mr. Nicholas, and our current executive officers has been critical and the departure of Mr. Phythian, Mr. Nicholas, or any one of our other executive officers, or other extended or permanent loss of any of their services, or any negative market or industry perception with respect to any of them or their loss, could have a material adverse effect on our business. We may not be able to attract or retain such highly qualified personnel in the future, and we do not expect that we would be able to replace their longstanding industry relationships. In addition, the loss of employees or the inability to hire qualified personnel that are knowledgeable regarding the sports betting and online gaming industries could result in significant disruptions to our business, and the integration of replacement personnel could be time-consuming and expensive and cause additional disruptions to our business. The sports betting and online gaming industries require specific knowledge that is not easily transferable from other industries and finding suitable replacements for specialized roles can be challenging in a limited talent pool. If we do not succeed in attracting, hiring, and integrating qualified personnel, or retaining and motivating existing personnel, it may be unable to grow effectively and our business, financial condition, results of operations and prospects could be materially and adversely affected.

Risks Related to Legal Matters and Regulations Affecting Our Company

We and our clients are subject to complex laws and regulations, which are subject to change and interpretation and which could subject us to claims or otherwise harm us and our clients. Any change in existing regulations or their interpretation, or the regulatory climate and requirements applicable to us or our clients’ businesses could have a material adverse impact on our business, prospects, financial condition and results of operations.

We and our clients are generally subject to laws and regulations relating to sports betting, online gaming, marketing and advertising in the jurisdictions in which we and our clients conduct their respective businesses, as well as the general laws and regulations that apply to all e-commerce and online businesses, such as those related to privacy and personal information, tax and consumer protection. The laws and regulations applicable to us and our clients vary from one jurisdiction to another and may be affected by, among other things, political pressures and changes in legislative or governmental priorities. Some jurisdictions have introduced regulations attempting to restrict or prohibit sports betting, online gaming and advertising, while others have taken the position that sports betting or online gaming should be licensed and regulated and have adopted or are in the process of considering legislation and regulations to enable sports betting or online gaming in their jurisdictions.

There can be no assurance that legally enforceable legislation will not be proposed and passed in jurisdictions relevant or potentially relevant to our business and/or the business of our clients. In addition, future regulatory action, court decisions or other governmental action, may have a material impact on us and/or our clients’ operations and financial results. Governmental authorities could view us or our clients as having violated applicable laws or regulations, despite our or our clients’ efforts to obtain and maintain all applicable licenses or approvals. There is also a risk that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities or incumbent providers, or private individuals, could be initiated against us, our clients, Internet service providers, payment processors, advertisers and others involved in sports betting and online gaming industries. Changes in applicable law and other regulatory, court or other proceedings could prohibit or impose significant restrictions being imposed upon us or our clients or other business partners. These events could also involve substantial and unexpected compliance and litigation expense, penalties, fines, seizure of assets and injunctions, while diverting the attention of our management team. Any such proceedings or any change in laws or regulations or their interpretation applicable to us or our clients could have a material adverse effect on our business, prospects, financial condition and results of operations.

Failure to obtain or maintain the required regulatory approvals and licenses in the various jurisdictions that we operate or intend to operate, whether individually or collectively, could have a material adverse effect on our business.

We are currently licensed and compliant in five states in the United States that have adopted legislation permitting online sports betting. Any of the Company’s licenses to operate legally in the industry could be revoked, suspended or conditioned at any time. Any of the Company’s future license applications may also be denied or conditioned. The loss of a license in one jurisdiction could trigger the loss of a license or affect the Company’s eligibility for such a license in another jurisdiction, and any of such losses, or potential for such loss, could cause us to cease offering some or all of our offerings in the impacted jurisdictions. As laws and regulations change, the Company may need to obtain and maintain licenses or registrations in additional jurisdictions. In addition, once licensed, the Company may be subject to various ongoing requirements, including supervision by the respective governmental agency of certain transfers of ownership and acquisitions.

In addition, we intend to expand into new jurisdictions and will generally be required to obtain approval and licensures required by such states and jurisdictions. This is a time-consuming process that can be extremely costly. Any delays in obtaining or difficulty in maintaining regulatory approvals or licenses needed for expansion can negatively affect our opportunities for growth, including the growth of our client base, or delay our ability to recognize revenue from our offerings in any such jurisdictions. If we are unable to effectively develop and operate directly or indirectly within these new jurisdictions or if our competitors are able to successfully penetrate geographic jurisdictions that they cannot access or where they faces other restrictions, there could be a material adverse effect on our business, operating results and financial condition. Likewise, our failure to obtain or maintain the required regulatory approvals and licenses in the various jurisdictions that we operate or intend to operate, whether individually or collectively, could have a material adverse effect on our business, prospects, financial condition and results of operations.

The legal sports betting market in the United States may not continue to expand.

The legal sports betting market in the United States has increased significantly in recent years after the U.S. Supreme Court’s 2018 ruling that the federal restrictions on sports betting under the Professional and Amateur Sports Protection Act of 1992, or PASPA, were no longer enforceable, thus giving individual states the power to legalize sports betting. Our growth strategy significantly depends on additional states legalizing sports betting. However, additional states may not adopt laws allowing sports betting as our management team expects. Moreover, states that have legalized sports betting may eliminate, narrow, or otherwise detrimentally changed their laws allowing legal sports betting. A failure for the legal sports betting market to expand or a contraction of the market would have a material adverse effect on our business, prospects, financial condition and results of operations.

Our collection, storage and use of personal data are subject to applicable data protection and privacy laws, and any failure to comply with such laws may harm our reputation and business or expose us to fines and other enforcement action.

In the ordinary course of business, the Company collects, stores, uses and transmits certain types of information that are subject to different laws and regulations. In particular, data security and data protection laws and regulations relating to personal and consumer information that the Company is or may become subject to often vary significantly by jurisdiction and are evolving significantly as legislators and regulators continue to grapple with policy considerations surrounding the collection and use of data. Compliance with such data protection and privacy laws will require significant time and expense, particularly as we continue to expand our business across multiple jurisdictions.

For example, California has enacted the California Consumer Privacy Act, or CCPA, which became effective on January 1, 2020. The CCPA requires new disclosures to California consumers, imposes new rules for collecting or using information, requires companies to comply with data subject access and deletion requests, and affords California consumers new abilities to opt out of certain disclosures of personal information. It remains unclear what, if any, regulations will be implemented pursuant to the law or how it will be interpreted. The Stop Hacks and Improve Electronic Data Security Act, otherwise known as the SHIELD Act, is a New York State bill, the data protection portions of which became effective on March 23, 2020. The SHIELD Act requires companies to adopt reasonable safeguards to protect the security, confidentiality, and integrity of private information. A company should implement a data security program containing specific measures, including risk assessments, employee training, vendor contracts, and timely data disposal. The effects of the CCPA and the SHIELD Act potentially are significant and may require us and our clients to modify data collection or processing practices and policies and to incur substantial costs in an effort to comply.

In addition, the new EU-wide General Data Protection Regulation, or GDPR, became applicable on May 25, 2018, replacing the data protection laws of each EU member state. The GDPR implemented more stringent operational requirements for processors and controllers of personal data, including, for example, expanded disclosures about what and how personal information is to be used, limitations on retention of information, increased requirements to erase an individual’s information upon request, mandatory data breach notification requirements and higher standards for data controllers to demonstrate that they have obtained valid consent from individuals to process their personal data (or reliance on another appropriate legal basis) for certain data processing activities. It also significantly increased penalties for noncompliance, including where the Company may act as a data processor.

Although we continue to review and improve our policies and procedures with respect to data protection and privacy to ensure compliance with applicable laws, rules and regulations, if our privacy or data security measures fail to comply with applicable current or future laws and regulations, the Company may be subject to fines, litigation, regulatory investigations, enforcement notices requiring us to change the way the Company uses personal data or its marketing practices or other liabilities such as compensation claims by individuals affected by a personal data breach, as well as negative publicity and a potential loss of business. Compliance with data protection and privacy laws and regulations will become more complex, time intensive and costly as we grow, particularly when we begin to rely on the movement of data across national boundaries.

The Company may face claims for data rights infringement, which could subject it to monetary damages.

Although we have generally adopted measures to avoid potential infringement of third-party data rights in the course of our operations, ownership of certain data rights is not always clear in certain jurisdictions the Company may operate in, particularly in “gray” jurisdictions which are presently unregulated or partially regulated. Should we face claims for illegal data rights sources or should we inadvertently infringe on another company’s data rights in any jurisdiction, the Company could be subject to claims of infringement, which could be time consuming and expensive to litigate or settle, divert the attention of management and materially disrupt the conduct of our business, and we may not prevail. Any such clams, which could include a claim for injunctive relief and damages, if successful, could have a material adverse effect on our business, prospects, financial condition and results of operations.

Risks Related to Our Technology, Intellectual Property and Infrastructure

Our failure to protect or enforce our proprietary and intellectual property rights, including our unregistered intellectual property, and the costs involved in such protection and enforcement could harm our business, financial condition, results of operations and prospects.

We rely on database, trademark, trade secret, confidentiality and other intellectual property protection laws to protect the Company’s rights. Circumstances outside our control could pose a threat to our intellectual property rights. Effective intellectual property protection may not be available in the U.S. or other countries in which we intend to operate our business. Also, the efforts we have taken to protect our intellectual property rights may not be sufficient or effective, and any significant impairment of our intellectual property rights could harm our business or ability to compete. For example, it may not always have been possible or commercially desirable to obtain registered protection for our products, software, databases or other technology and, in such situations, we rely on laws governing protection of unregistered intellectual property rights, confidentiality and/or contractual exclusivity of and to underlying data and technology to prevent unauthorized use by third parties. As such, if we are unable to protect our proprietary offerings via relevant laws or contractual exclusivity, technology and features, competitors may copy them. Additionally, protecting our intellectual property rights is costly and time-consuming. Any unauthorized use of our intellectual property or disclosure of our confidential information or trade secrets could make it more expensive to do business, thereby harming our operating results. Furthermore, if we are unable to protect our intellectual property rights or prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished, and competitors may be able to more effectively mimic our product offerings and services. Any of these events could seriously harm our business, financial condition, results of operations and prospects.

The Company currently does not hold any patents, which means our technology, products and services are susceptible to copying. The fact that we do not currently hold any patents also means third parties may claim patent rights over our technology, products and services and may bring infringement proceedings in respect of the same. Any pending and future trademark or patent applications may not be approved. In any of these cases, we may be required to expend significant time and expense to prevent infringement of or to enforce our rights, and we may fail to enforce our rights which may have a material adverse effect on our business. Notwithstanding our intellectual property rights, there can be no assurance that others will not offer products or services that are substantially similar to ours and compete with our business.

We may face claims for intellectual property infringement, which could subject us to monetary damages or limit us in using some of our technologies or providing certain solutions.

Although we have generally adopted measures to avoid potential infringement of third-party intellectual property rights in the course of our operations, we may not be successful in ensuring all components of our platform have proper authorization. Additionally, the legal position in all jurisdictions in relation to the ownership and permitted use of sports data and databases is subject to change. This area may receive additional focus in the U.S. after the overturning of federal restrictions on sports betting under PASPA, thus giving individual states the power to legalize sports betting.

We cannot be certain that our current uses of data from publicly available sources (including third party websites) or otherwise, which are not known to infringe or misappropriate third party intellectual property today, will not result in claims for infringement or misappropriation of third party intellectual property in the future. Intellectual property infringement claims or claims of misappropriation against us could subject us to liability for damages and restrict us from providing solutions or require changes to certain solutions and technologies. Claims of infringement or misappropriation of a competitor’s or other third party’s intellectual property rights, regardless of merit, could be time consuming and expensive to litigate or settle, divert the attention of management and materially disrupt the conduct of our business, and we may not prevail. Any such clams, which could include a claim for injunctive relief and damages, if successful, could have a material adverse effect on our business, prospects, financial condition and results of operations.

We rely on information technology and other systems and platforms, including our data center and Amazon Web Services and certain other third-party platforms, and failures, errors, defects or disruptions therein could diminish our brand and reputation, subject us to liability, disrupt our business, affect our ability to scale our technical infrastructure and have a material adverse effect on our operating results and growth prospects. Our product offerings and other software applications and systems, and certain third-party platforms that we use could contain undetected errors or errors that we fail to identify as material.

Our technology infrastructure, including Amazon Web Services and certain other third-party platforms, is critical to the performance of our product and service offerings and our client satisfaction. Consequently, we may be subject to service disruptions as well as failures to provide adequate support for reasons that are outside of our direct control. The performance and availability of Amazon Web Services with the necessary speed, data capacity and security for providing reliable access and services can affect the delivery, availability and performance of our services. Decisions by the owners and operators of the data centers where our cloud infrastructure, Amazon Web Services, is deployed to terminate our contracts, discontinue services to us, shut down operations or facilities, increase prices, change service levels, limit bandwidth or prioritize the traffic of other parties could also affect the delivery, availability and performance of our services.

We devote significant resources to network and data security to protect our systems and data. However, our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. We cannot assure you that absolute security will be provided by the measures we take to: prevent or hinder cyber-attacks and protect our systems, data and user information; to prevent outages, data or information loss and fraud; and to prevent or detect security breaches. Such measures include a disaster recovery strategy for server and equipment failure, back-office systems and the use of third parties for certain cybersecurity services. We may experience website disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints. To date, such disruptions have not had a material impact on us, individually or in the aggregate; however, future disruptions from unauthorized access to, fraudulent manipulation of, or tampering with our computer systems and technological infrastructure, or those of third parties, could result in a wide range of negative outcomes, each of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Additionally, our service and product offerings may contain errors, bugs, flaws or corrupted data that we have not detected, and these defects may become apparent only after their launch and could result in a vulnerability that could compromise the security of our systems. Additionally, we have detected certain errors, bugs and flaws in our product and service offerings, and have judged them to be immaterial. If we have misjudged the materiality of such errors, bugs and flaws, our business could be harmed. If a particular product offering is slower than we expect, clients may be unable to use our product and services offerings as desired and may be less likely to continue to use our product and services offerings, if at all. Furthermore, programming errors, defects and data corruption could disrupt our operations, adversely affect the experience of our clients and their customers, harm our reputation, cause our clients to stop utilizing our product and service offerings, divert our resources or delay market acceptance of our product and service offerings, any of which could result in legal liability to us or harm our business, financial condition, results of operations and prospects. Insufficient business continuity management could diminish our brand and reputation, subject us to liability, disrupt our business and adversely affect our operating results and growth prospects, and failure of planned availability and continuity solutions and disaster recovery when activated in response to an incident could result in system interruptions and degradation of service.

As we continue to grow and expand our business, we will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy our needs. Such infrastructure expansion may be complex, and unanticipated delays in completing these projects or availability of components may lead to increased project costs, operational inefficiencies, or interruptions in the delivery or degradation of the quality of our product and service offerings. In addition, there may be issues related to this infrastructure that are not identified during the testing phases of design and implementation, which may become evident only after we have started to fully use the underlying equipment or software, that could further degrade the user experience or increase our costs. As such, we could fail to continue to effectively scale and grow our technical infrastructure to accommodate increased demands. In addition, a lack of resources (e.g., hardware, software, personnel, and service providers) could result in an inability to scale our services to meet business needs, system interruptions, degradation of service, or operational mistakes. Our business also may be subject to interruptions, delays or failures resulting from adverse weather conditions, other natural disasters, power loss, terrorism, cyber-attacks, public health emergencies (such as the COVID-19 pandemic) or other catastrophic events.

We believe that if our clients or their customers have a negative experience with respect to our product and service offerings, or if our brand or reputation is negatively affected, clients may be less inclined to continue or resume utilizing our product and service offerings or to recommend our product and service offerings to other potential clients. As such, a failure or significant interruption in our service could harm our reputation, our business, financial condition, results of operations and prospects.

Despite the Company’s security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disruption of our operations and the services we provide to clients, damage to our reputation, and a loss of confidence in our products and services, each of which could adversely affect our business, financial condition, results of operations and prospects.

The secure maintenance and transmission of information is a critical element of our operations. Our information technology and other systems that maintain and transmit information, or the systems of third-party service providers and business partners, may be compromised by a malicious third-party penetration of our network security, or the network security of a third-party service provider or business partner, or impacted by intentional or unintentional actions or inactions by our employees, or the actions or inactions of a third-party service provider or business partner. As a result, our information may be lost, disclosed, accessed or taken without consent. We have experienced attempts to breach our systems and other similar incidents in the past. The data industry is a particularly popular target for malware attacks. We expect that we will continue to be subject to attempts to gain unauthorized access to or through our information systems or those it develops for our clients, including phishing attacks by computer programmers and hackers who may develop and deploy viruses, worms or other malicious software programs. To date these attacks have not had a material impact on our operations or financial results, but we cannot provide assurance that it will not have a material impact in the future, including by overloading our systems and network and preventing our product offering from being accessed by legitimate users through the use of ransomware or other malware.

We rely on encryption and authentication technology licensed from third parties in an effort to securely transmit confidential and sensitive information. Advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of this technology to protect transaction data or other confidential and sensitive information from being breached or compromised. In addition, websites are often attacked through compromised credentials, including those obtained through phishing and credential stuffing. Our security measures, and those of our third-party service providers, may not detect or prevent all attempts to breach our systems, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by our websites, networks and systems or that we or such third parties otherwise maintain, including certain confidential information, which may subject the Company to fines or higher transaction fees or limit or terminate our access to such confidential information. We and such third parties may not anticipate or prevent all types of attacks until after they have already been launched. Further, techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers.

Furthermore, security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by third parties. In addition, any party who is able to illicitly obtain a user’s password could access the user’s transaction data or personal information, resulting in the perception that our systems are insecure. These risks may increase over time as we increase the number of clients and the complexity and number of technical systems and applications we and our employees use. Breaches of our security measures or those of our third-party service providers or cybersecurity incidents may result in: unauthorized access to our sites, networks and systems; unauthorized access to and misappropriation of information, including personally identifiable information, or the other confidential or proprietary information of the Company or third parties; viruses, worms, spyware, ransomware or other malware being served from our sites, networks or systems; deletion or modification of content or the display of unauthorized content on our sites; interruption, disruption or malfunction of operations; costs relating to breach remediation, deployment of additional personnel and protection technologies, response to governmental investigations and media inquiries and coverage; engagement of third-party experts and consultants; or litigation, regulatory action and other potential liabilities. In addition, the sports betting and online gaming industries have experienced and may continue to experience social engineering, phishing, malware and similar attacks and threats of denial-of-service attacks. To date, we have not experienced a security breach material to our business; however, such breaches could in the future have a material adverse effect on our operations. If any of these breaches of security should occur and be material, our reputation and brand could be damaged, our business may suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such breaches, and we could be exposed to a risk of loss, litigation or regulatory action and possible liability. We cannot guarantee that recovery protocols and backup systems will be sufficient to prevent data loss. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants.

Any compromise or breach of our security measures, or those of our third-party service providers, could violate applicable privacy, data protection, data security, network and information systems security and other laws and cause significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, which could have a material adverse effect on our business, financial condition, results of operations and prospects. We continue to devote significant resources to protect against security breaches or we may need to in the future to address problems caused by breaches, including notifying affected users and responding to any resulting litigation, which in turn, diverts resources from the growth and expansion of our business.

We use third-party open source software components and failure to comply with the terms of the underlying open source software licenses could restrict our ability to provide our product and service offerings.

We use software components licensed to us by third-party authors under “open source” licenses, which we refer to as Open Source Software. Use and distribution of Open Source Software may entail greater risks than use of third-party commercial software, as licensors of Open Source Software generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the licensed code. In addition, the public availability of Open Source Software may make it easier for others to compromise our product and service offerings.

Some licenses for Open Source Software contain requirements that we make available source code for modifications or derivative works the we create creates, or grants other licenses to our intellectual property, if we use such Open Source Software in certain ways. If we combine our proprietary software with Open Source Software in a certain manner, it could, under certain licenses for Open Source Software, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of our competitive advantages. Alternatively, to avoid the public release of the affected portions of our source code, we could be required to expend substantial time and resources to re-engineer some or all of our proprietary software.

Although we periodically review our use of Open Source Software to avoid subjecting our product and service offerings to conditions we do not intend, the terms of many licenses for Open Source Software have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our product or service offerings. From time to time, there have been claims challenging the ownership of Open Source Software against companies that incorporate Open Source Software into their solutions. We could be subject to lawsuits by parties claiming ownership of what we believe to be Open Source Software. Moreover, we cannot assure you that our processes for controlling our use of Open Source Software in our product and service offerings will be effective. If we are held to have breached or failed to fully comply with all the terms and conditions of an Open Source Software license, we could face infringement or other liability, or be required to seek costly licenses from third parties to continue providing our product and service offerings on terms that are not economically feasible, to find replacement software, to discontinue or delay the provision of our product and service offerings if replacement cannot be accomplished on a timely basis or to make generally available, in source code form, our proprietary software, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Additional Risk Following our Recent Merger Transaction

Due to the change in the management, ownership and asset structure and location of the Company as a result of the Transaction, it is expected that the Company will cease to be a “foreign private issuer,” which would subject the Company to increased regulatory requirements under the U.S. securities laws and would subject the Company’s affiliates to the beneficial ownership reporting, short-swing trading and other requirements of Section 16 of the Exchange Act.

The Company has historically qualified as a foreign private issuer, as defined under the Exchange Act.  As a foreign private issuer, the Company was permitted by the SEC to file an annual report on Form 20-F and copies of certain home country materials on Form 6-K in lieu of filing annual, quarterly and current reports on Forms 10-K, 10-Q and 8-K; the Company was exempt from SEC proxy statement requirements and certain SEC tender offer requirements; the Company was permitted to sell securities outside the United States without resale restrictions under the Securities Act; U.S. holders of the Company’s restricted securities were permitted to resell such securities to persons outside the United States who receive such securities without resale restrictions under the U.S. Securities Act and the Company’s affiliates were exempt from Section 16 of the Exchange Act. However, due to the change in the management, ownership and asset structure and location as a result of the Transaction, the Company will cease to be a foreign private issuer and cease to be eligible for the foregoing exemptions and privileges effective January 1, 2023. We expect that any loss of our status as a foreign private issuer would have an adverse effect on the cost of our compliance with U.S. securities law requirements and on the ability of U.S. holders of our restricted securities to resell such securities outside the United States.  In addition, the Company will become subject to the beneficial ownership reporting, short-swing trading and other requirements of Section 16 of the U.S. Securities Exchange Act.

Maintaining and improving our financial controls and the requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and Nasdaq rules. The requirements of these rules and regulations impact our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and place strain on our personnel, systems and resources. As noted above, as a result of the Transaction, the Company will cease to be a “foreign private issuer.” Therefore, under the Exchange Act the Company will be required to initially be required to file annual and current reports and once it loses foreign private issues status will be required to file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that the Company maintain effective disclosure controls and procedures and internal control over financial reporting. Ensuring that the Company will have adequate internal financial and accounting controls and procedures in place is a costly and time-consuming effort that needs to be re-evaluated frequently. We do not have an internal audit group and don’t expect to have one for the foreseeable future.  We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to carry out such functions. Implementing any appropriate changes to our internal controls will likely require specific compliance training for the Company’s directors, officers and employees, entail substantial costs, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud.

In accordance with Nasdaq rules, unless we are eligible for an exemption, we will be required to maintain a majority of independent directors on the board. The various rules and regulations applicable to public companies make it more difficult and more expensive for us to maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to maintain coverage. If we are unable to maintain adequate directors’ and officers’ insurance, our ability to recruit and retain qualified officers and directors will be significantly curtailed.

We expect that the rules and regulations applicable to public companies will result in the Company incurring substantial legal and financial compliance costs. These costs will decrease our net income or increase our net loss and may require us to reduce costs in other areas of our business.

If we are required to write down goodwill and other intangible assets relating to our Legacy Business, our financial results would be negatively affected.

For accounting purposes, Old SharpLink is considered to have acquired the Company in connection with the Transaction since, among other reasons, upon completion of the Transaction, our former shareholders collectively hold a majority of our outstanding Ordinary Shares, the directors designated by Old SharpLink constitute our board of directors, and the Old SharpLink employees have been appointed as officers of the Company. Under the acquisition method of accounting, the purchase price paid by Old SharpLink in the Transaction is allocated to the Company’s underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair market values with any excess purchase price allocated to goodwill. Under this method, we expect that a significant portion of the purchase price paid by Old SharpLink will be allocated to goodwill. It is expected that more than 90% of the purchase price of the acquisition will be allocated to goodwill and other identifiable intangible assets. The amount that will be allocated to goodwill is expected to represent a significant portion of our assets on our consolidated balance sheet.

Applicable accounting rules require that the Company test the value of the goodwill asset booked in connection with the Transaction at least annually and potentially more frequently if the circumstances require.  An impairment in the value of the goodwill may result from, among other things, the performance of our Legacy Business in a manner that will not be consistent with the assumptions of management, adverse market conditions, adverse changes in applicable laws or regulations, changes in our strategies, disposals of assets and a variety of other factors. Under current accounting standards, if in the future we determine the goodwill booked in connection with the Transaction is impaired, we will be required to write down the value of the goodwill asset and record significant impairment losses. Any such write-down and losses would have a negative effect on our financial results.

Our management team was recently replaced as part of the Transaction and our new directors and executive officers may not have the expertise or the capacity to effectively manage the Company.

As part of the Transaction, our directors and executive officers were recently replaced by the directors and executive officers of Old SharpLink. Our new directors and executive officers may not have the expertise or capacity to effectively manage the combined businesses after the Merger. If they are unable to operate the new combined businesses at a profit or if substantial costs are incurred in managing the merging of the businesses, either of such eventualities could materially and adversely affect our business, results of operations and financial condition.

If securities or industry analysts do not publish research or publish unfavorable research about our business, our share price and trading volume could be adversely affected.

The trading market for our securities will depend in part on the research and reports that securities or industry analysts publish about the Company. The Company may never obtain sufficient research coverage by securities and industry analysts. If no sufficient securities or industry analysts commence coverage of the Company, the trading price for the Company’s shares could be negatively impacted. If we obtain sufficient securities or industry analyst coverage and if one or more of the analysts who covers the Company downgrades our shares or publishes inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts ceases coverage of the Company or fails to publish reports regularly, demand for our shares could decrease, which could cause our share price and trading volume to decline.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our share price.

Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC require an annual management assessment of the effectiveness of our internal control over financial reporting. Old SharpLink was a private company with limited accounting personnel to adequately execute accounting processes and other supervisory resources with which to address internal control over financial reporting and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Furthermore, Old SharpLink has never conducted a review of internal controls over financial reporting for the purpose of providing the reports required by the Sarbanes-Oxley Act and such processes are new to our current management team.  During review and testing, we may identify deficiencies and be unable to remediate them on a timely basis.

If we fail to maintain the adequacy of our internal control over financial reporting as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC. If we cannot in the future favorably assess the effectiveness of our internal control over financial reporting, investor confidence in the reliability of our financial reports may be adversely affected, which could have a material adverse effect on our share price.

Sales of a substantial number of shares of the Company in the public market by our existing shareholders could cause our share price to decline.

Sales of a substantial number of shares of the Company in the public market, including shares that will be registered for resale under this registration statement, or the perception that sales might occur, could depress the market price of our securities and could impair our ability to raise capital through the sale of additional equity securities. We are not able to predict the effect that sales may have on the prevailing market price of our securities.

Future sales and issuances of our Ordinary Shares or other securities or rights to purchase Ordinary Shares by the Company, including pursuant to our equity incentive plans, and future issuances or adjustments in connection with our Preferred B Shares issued to Alpha Capital in connection with the Transaction could result in additional dilution of the percentage ownership of our shareholders and could cause our share price to decline.

We will not be generally restricted from issuing additional Ordinary Shares or preferred shares that are included in our authorized but unissued share capital, including any securities that are convertible into or exchangeable for, or that represent the right to receive, such shares. The market price of our Ordinary Shares could decline as a result of sales of shares or securities that are convertible into or exchangeable for, or that represent the right to receive, shares of our capital stock or the perception that such sales could occur.

We expect that additional capital will be needed in the future to continue our planned operations and growth and to fund the costs associated with operating as a public company. To the extent we raise additional capital by issuing equity or convertible securities, our existing shareholders may experience substantial dilution.  We may sell Ordinary Shares, convertible securities or other equity securities in one or more transactions at prices and in a manner determined from time to time by our board of directors. If we sell Ordinary Shares, convertible securities or other equity securities, investors may be materially diluted. Such sales may also result in material dilution to our existing shareholders, and new investors could gain rights superior to our existing shareholders.

In addition, we may grant or provide for the grant of rights to purchase shares of our Ordinary Shares pursuant to the combined company’s equity incentive plans, including our new 2021 Equity Incentive Plan that was approved in connection with the Transaction. Grants of awards under our 2021 Equity Incentive Plan may result in additional dilution, which could cause our share price to decline.

Moreover, in connection with the Transaction, Alpha Capital received Preferred B Shares that are entitled, among other rights, to an 8% annual dividend until July 26, 2023, that may be paid in cash or in our Preferred A-1 Shares and to anti-dilution protection in the event we issue Ordinary Shares or other securities convertible into Ordinary Shares at a price per share lower than the price per share of the Preferred B Shares, subject to certain exceptions. Any future issuances of Preferred A-1 Shares as dividends or adjustments to the conversion rate of the Preferred B Shares as a result of future issuances of Company equity will result in additional dilution, which could cause our share price to decline.

We do not anticipate paying any cash dividend on our Ordinary Shares in the foreseeable future.

We have never declared or paid cash dividends on our share capital and do not anticipate doing so in the foreseeable future. We expect to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our Ordinary Shares will be our shareholders’ sole source of gain for the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including information set forth or incorporated by reference into this prospectus, contains statements that constitute forward-looking information statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements regarding the expected timetable for completing the Transaction, the satisfaction or waiver of any conditions to the closing of the Transaction, anticipated benefits, growth opportunities and other events relating to the Transaction, our plans, and objectives and expectations for future operations, and in statements containing words such as “believes,” “estimates,” “anticipates,” “intends,” “continues,” “contemplates,” “expects,” “may,” “will,” “could,” “should,” or “would” or other similar words or phrases. These statements, which are based on information currently available to us, are not guarantees and involve risks and uncertainties that could cause actual results to materially differ from those expressed in, or implied by, these statements, including those described under “Risk Factors” and in the Company’s filings with the SEC that are incorporated herein by reference. We cannot guarantee any future results, including with respect to the Transaction. Readers should not place undue reliance on forward-looking statements. These forward-looking statements speak only as of the date on which the statements were made and we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statement included in this prospectus or elsewhere, except as required by law.

OUR COMPANY

Overview

We are a business-to-business, or B2B, provider of advanced technology that seamlessly connects sports fans with online sports betting bookmakers, which we refer to as our Affiliate Marketing Services, and a leading U.S. provider of free to play games and betting feed integrations, which we refer to as our Sports Gaming Client Services.

Our Affiliate Marketing Services business focuses on acquiring sports fans through our partnerships with professional sports leagues, large sports media websites and our own network of related sports websites, bringing them highly relevant and timely sports betting content. Specifically, our analytical software tools allow us to collect data on sports fans, intelligently connect those fans with personally relevant sports betting offers, and convert the sports fans into paying customers for online bookmakers.  Our vision is to be the leader in the emerging U.S. sports gaming and betting markets by developing advanced technology that seamlessly connects sports fans with online sports bookmakers.

Our Sports Gaming Client Services business has been providing custom development, hosting and management services for free-to-play games and prize-winning contests for major sports leagues and media companies for over 15 years.  In addition to our traditional games development business, we have developed and deployed betting integration services for major leagues in the U.S. By leveraging our technology and building on our current client relationships, we believe we are well-positioned to earn a leadership position in the rapidly evolving sports betting industry by delivering high-value users to gaming operators.

We also continue to operate our Legacy Business, which provides solutions for telecommunications expense management, or TEM, including enterprise mobility management software, usage and accounting software, and contact center software.

Our management team has more than 100 years of combined experience delivering innovative sports solutions to partners such as Turner Sports, Google, Facebook, the National Football League (NFL), the National Collegiate Athletic Association (NCAA) and the National Basketball Association (NBA), among many other iconic organizations, with executive experience at companies such as ESPN, NBC, Sportradar, AOL, Cantor Gaming, Betfair and others.  Our current Sports Gaming Client Services business was originally established in 2006 as Sports Technologies Inc., or STI, which was founded by our Chief Operating Officer. STI was acquired by Old SharpLink’s former parent company, SportsHub, in 2016. In November 2020, SportsHub spun-off and Old SharpLink subsequently acquired STI in an all-stock transaction.

Our Businesses

Affiliate Marketing Services

Over the last three years, we have developed and launched our sports betting conversion platform, which is fully-licensed and compliant in five states where online sports betting is currently legal in the United States (see “–Government Regulations”). This technology-enabled platform is designed to analyze a broad base of information on sports fans, intelligently learn from this data and deliver the most advanced targeting solutions to the sports betting market. Our technologies and solutions eliminate the need for multiple Application Programming Interface, or API, integrations with individual sportsbooks and work with our clients’ existing sports data providers to make their sites fully-transactional betting online destinations. Our platform gains insight on the strongest markets from deep learning across the entire network in order to deliver the right message to the right person at the right time. As such, we provide technological solutions for our platform and our clients that can generate significant additional revenue streams while reducing the need for building internal development and integration teams.

For instance, we created a fully-contextualized experience within SportsHub Game Network’s Daily Fantasy Sports and High Stakes Fantasy Football games.  The contextual bet placements allowed users to become acclimated to new betting opportunities without leaving their fantasy team environment. This resulted in exponentially higher conversion rates versus ads previously run, and a snowball momentum effect for response rates as the season progressed. With a deep product and service suite and the ability to develop custom solutions for our partners, we are actively pioneering frictionless betting technology and onboarding services to enable next-generation connections between league content, media properties and sportsbooks. With these integrated solutions that connect, cultivate and convert passionate sports fans to sports bettors, we seek to deliver entertainment, fun and meaningful information alongside rich, resonating content to further connect sports fans with sports betting opportunities that specifically appeal to their unique betting preferences.

Sports Gaming Client Services

Our Sports Gaming Client Services division designs, develops, tests, hosts and manages games for a licensing fee.  We also integrate sports betting markets for major league and media clients for a licensing fee.

Our experience and expertise in both free-to-play fantasy games and sports betting make it easy for our clients to reach their users in multiple ways, from traditional fantasy games to full geo-targeted betting integrations.

By way of example, we created and seamlessly integrated a custom live betting module on the homepage of NASCAR.com, geo-targeting NASCAR.com users with multiple betting opportunities for each weekly race within an intuitive platform.  By using us, NASCAR is able to provide its audience with a weekly, dynamic, real-time betting experience.

We also hold longstanding free-to-play game development agreements with some of the biggest names in sports including Turner Sports, NBA, NHL, NFL, PGA Tour and the Women’s Tennis Association (WTA).  We are also currently pursuing new business arrangements with some of the top professional sports leagues and media companies in the United States.

Our Sports Gaming Client Services division specializes in helping sports media companies and league operators develop strategies, products and innovative solutions to drive deep, sustainable customer engagement with highly interactive games and mobile applications.

Our Sports Gaming Client Services division is based in Collinsville, Connecticut and employs 17 developers and sales personnel.

Legacy Business

Our Legacy Business provides TEM solutions that allow enterprises and organizations to make smarter choices with their telecommunications spending at each stage of the service lifecycle, including allocation of cost, proactive budget control, fraud detection, processing of payments and spending forecasting.  More information about our Legacy Business can be found in our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on May 17, 2021, which is incorporated by reference herein.

Business Model and Growth Strategy

Our management believes that we are well-positioned to help established sports brands connect with the sports betting ecosystem, maximizing user engagement, data insights and monetization.  The following is a summary of our business model and growth strategy.

Frictionless Betting Technology

Our management believes that the company has developed an industry leading, cost-effective and automated user conversion management system that makes it easy for gaming operators and publishers to acquire and scale sports betting customers. The system drives low-cost conversion of fantasy sports users and general sports fans into sports bettors. Our platform allows it to make most websites fully transactional betting sites without having to build internal teams to engineer custom technical integrations that cost time and money. Once implemented, our technology identifies the relevant sport, teams and players and then matches a user’s personal data to establish a relationship with a sportsbook before it serves a betting offer. Through our relationships with multiple sportsbook partners, we manage constantly changing betting markets and displays bets best matched to the content and the user.

As an example, if a sports fan is on a sports-related website and we learn as a result of his online patterns that he likes football, he is a fan of the Tampa Bay Buccaneers and his favorite player is Tom Brady, then our technology, in conjunction with the online bookmakers, can offer this sports fan a bet that Tom Brady will throw a touchdown on the first drive of the second half in that afternoon’s game. Clearly, this bet offer would have more relevance to this specific sports fan than if he were offered a bet on Patrick Mahomes of the Kansas City Chiefs scoring a touchdown on the first drive while playing the Philadelphia Eagles. These customized, contextual offers are generated automatically and dynamically and are embedded within website content for frictionless activation, thereby removing the need for ongoing maintenance and parsing of each sportsbook in order to automate the delivery of real-time creative across multiple channels.

Our management believes that this level of customized, user-relevant bets gives our technology a competitive advantage in the marketplace, and will allow us to convert more sports fans into sports bettors, thereby increasing revenue for both us and our partners.

Sports Betting Data Services

As part of our frictionless betting technology platform, we work closely with a wide range of industry leading sportsbooks to ingest, normalize, and monitor their betting markets; and then provides an API to give partners near real-time access to the latest betting markets and their prices. Additionally, we manage the ongoing updates to these APIs and markets, removing the technical headache of changing and evolving specifications in a fast-moving industry. Every market ingested from a sportsbook is presented with additional market metadata enabling partners to quickly cross-reference similar markets across different operators and removing the need for them to parse and map new and changing market names for each sportsbook. Every betting market is also cross-referenced to the relevant sporting entity, allowing our clients to access every market for Tom Brady, for example, in just one API call. Our technologies remove the need for developers to parse and understand these sporting relationships across multiple sports, instead enabling them to leverage existing data sources, such as Sportradar, to automatically select the right markets.

Our Betting Data Services are currently being licensed by NASCAR and the PGA Tour.  Several other major league and media companies are in active discussions to license our service and looking forward, our management expects this service offering could provide the basis for implementing full affiliate relationships when the market matures.

Free-To-Play Games Development

Through our Sports Gaming Client Services division, we specialize in enabling sports media companies to drive deep customer engagement with interactive games and mobile applications. We design, develop, test, host and manage these games and applications for a licensing fee. We have established relationships with the NBA, Turner Sports, NASCAR, PGA Tour, NHL, and Minnesota Vikings; and are pursuing new business arrangements with some of the top professional sports leagues and media companies in the U.S. In 2020, we supported more than 2.5 million active users with 58 total projects launched across all of our league partners. Our long-term strategy is to leverage these relationships to integrate and bundle our frictionless betting technology to maximize conversion of users from free-to-play to sports betting.

Sales and Revenue

We derive revenue from several sources, including:

•
Software-as-a-Service (“SaaS”) Fees:  We enters into fee-based contracts for the development, hosting, operations, and maintenance of games and contests. These contracts generally provide for a term of one year, with renewal terms thereafter as agreed to by the parties.

•	Revenue Share: On revenue share agreements, we receive a portion of the revenues that a partner sportsbook operator generates as a result of a player playing on their site.

•
Cost Per Acquisition:  On cost per acquisition, or CPA, agreements, we receive a one-time fee for each player who deposits money on the partner sportsbook operator website. The fee is negotiated with each of our partner sportsbook operators at the time of contracting.

•	Fixed Fees: We receive a fixed fee in exchange for providing sports betting data (e.g. betting lines) feeds to our client.

Growth Opportunities

We intend to utilize multiple levers for growth with existing clients, as well as ongoing client and partner acquisition strategies, as follows:

•
Growth of U.S. Sports Betting Market.  Our growth prospects depend in large part on continuing legalization of sports betting across the United States. As of June 2021, 25 U.S. states and Washington, D.C., have passed measures to legalize sports betting, of which 21 states have launched active sports betting industries with 14 states allowing mobile sports betting. This trend is expected to continue. We also have a forward-looking gaming licensing strategy. We already hold necessary licenses from gaming regulators in five U.S. states and plan to be licensed as required in all states that legalize sports betting.

•
Technology and Product Development.  Continued development in the breadth of our technology and services means that we expect to expand the number of partners we work with, as well as the number of products we offer to existing and new clients. We believe this will enable us to further build long-term, sticky relationships with our partners.

•
Strategic Acquisitions.  We intend to seek acquisition opportunities that we believe will provide long-term value to our shareholders. While a primary area of focus is expected to be on smaller, complementary technology companies that enhance and expand our product and technology offerings, we will seek to develop an active pipeline of larger, more transformational opportunities.  We do not have any agreements or specific plans for acquisition at the current time, and there is no guarantee that we will ultimately complete any acquisitions in the future.

•	New Markets. As other nascent industries such as iGaming grow, we will have the opportunity to leverage our technology and existing distribution to expand our offerings into new verticals.

Intellectual Property and Technology

Intellectual Property

Intellectual property rights are important to the success of our business. We rely on a combination of database, trademark, trade secret, confidentiality and other intellectual property protection laws in the United States and other jurisdictions, as well as license agreements, confidentiality procedures, non-disclosure agreements with third parties and other contractual protections, to protect our intellectual property rights, including our database, proprietary technology, software, know-how and brand. In the United States, we have filed trademark applications, currently hold several trademarks and domain names and, in the future, we may acquire patents, additional trademarks and domain names. We have also entered into license agreements, data rights agreements and other arrangements with sports organizations for rights to collect and supply their sports data.  These agreements typically have terms of several years and are subject to renewal or extension.  As of April 30, 2021, we own one registered trademark in the United States and 14 domain-name registrations that are related to the Old SharpLink business.

It has not always been, and in the future may not be, possible or commercially desirable to obtain registered protection for our products, software, databases or other technology. In such situations, we rely on laws governing protection of unregistered intellectual property rights, confidentiality and/or contractual exclusivity of and to underlying data and technology to prevent unauthorized use by third parties. We use Open Source Software in our services and we periodically review our use of Open Source Software to attempt to avoid subjecting our services and product offerings to conditions that we do not intend to impose on them.

We control access to and use of our data, database, proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, clients and partners. We require our employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements, and we control and monitor access to our data, database, software, documentation, proprietary technology and other confidential information. Our policy is to require all of our employees and independent contractors to sign agreements assigning to us any inventions, trade secrets, works of authorship, developments, processes and other intellectual property generated by them on our behalf and under which they agree to protect our confidential information. In addition, we generally enter into confidentiality agreements with our clients and partners.

Sports Betting Conversion Technology

We gather a wide range of sporting data, from official data providers and sportsbooks, via their official API channels. Once gathered, we reshape those data feeds into our standardized format and supplement the feed with additional metadata enabling our clients to understand the context of any given bet, without needing to understand the naming conventions used by each sportsbook. This standardization is, for the most part, done automatically within our systems; but is additionally supplemented and error checked by an operations team to ensure high integrity and availability of metadata.

Using Natural Language Processing, we are then able to extract relevant sporting entities (such as players and teams) from each sportsbook market – linking each market to a canonical reference entity and allowing our clients to seamlessly integrate sports betting content into their existing systems.

Our cloud-based, horizontally scaling delivery systems then distribute this content through GraphQL and JavaScript layers, offering both visual components that are embedded directly within our clients’ websites, and a low latency data feed for clients to ingest directly.

Our JavaScript components offer a wide range of market presentations, targeting the most effective sports props to the user. This recommendation system leverages its tracking database, coupled with machine learning/artificial intelligence (“MI/AI”) methods to make timely, highly effective recommendations across our network based on modelled user preferences. Each module can be styled to suit the particular branding requirements of the client, with new content iterations being constantly upgraded and released across our network of clients.

Sports Gaming Client Technology

Our Client Services teams are focused on building compelling free-to-play fantasy sports games for major sports leagues and media partners. We believe these games will play an important role in the conversion funnel to creating sports bettors.

The Client Services team has a large collection of game engines including brackets, prop-style questions, salary cap, and many more. We use the right mix of technologies for each application, building on our previous work and enabling new functionality. We are continuing to explore new technologies throughout our entire stack, whether it is new JavaScript framework or a new database engine to enable a unique new feature. Our applications are fully cloud-native, containerized and optimized to scale to support events with national audiences comprising millions of fans.

U.S. Sports Betting Industry and Potential Opportunities

U.S. Sports Betting Industry

Prior to May 2018 in the United States, the Professional and Amateur Sports Protection Act of 1992, or PASPA, restricted the ability of individual states to legalize sports betting.  However, in May 2018, the U.S. Supreme Court ruled that PASPA violated the United States Constitution.  As a result of the Supreme Court’s decision, the federal restrictions on sports betting under PASPA were no longer enforceable, giving individual states the power to legalize sports betting. Since PASPA was overturned, 25 states and Washington, D.C. are now offering legalized sports betting. Another five states have enacted sports betting legislation, which is not yet effective, and an additional 14 states have either pending sports betting legislation or are considering introducing sports betting bills at their state legislatures. We expect additional states to legalize sports betting in the coming years, which will further grow the U.S. sports betting market. The American Gaming Association forecasts that 75% of the U.S. population will have some form of regulated sports betting available to it by 2023. This rapid expansion of legalized sports betting is projected to result in a shift of over $150 billion in bets moving from offshore to the U.S. in the coming years. In an online March 2021 U.S. survey conducted by Statista, a leading provider of market and consumer data, the results revealed that 74% of survey respondents defined themselves as sports fans.  Moreover, the Fantasy Sports Trade Association, or FSTA, reported that in 2018 there were 59.3 million fantasy sports players in the U.S. and Canada. FSTA also published research statistics reflecting that 80% of fantasy sports users plan to participate in legalized sports wagering while continuing to play fantasy sports.

Morgan Stanley estimates that the online sports betting market will generate over $9.2 billion in annual net gaming revenue, or NGR, in the U.S. alone by 2025.  We estimate that 30% of NGR will be paid out by sportsbook operators for affiliates services, leading to a $2.76 billion affiliate market opportunity. According to internal research, an estimated $20 billion has already been invested in acquisitions and partnerships by gaming operators, sports leagues and media companies as the industry rapidly expands and prepares for betting growth in the U.S.

Competition

A number of businesses exist in the markets in which we operate – namely the B2B provision of sports data-driven technology and related services to sports and betting companies. These businesses generally fall into three categories: small companies with some similar products but with minimal distribution; companies that acknowledge official rights but lack meaningful scale; and genuine competitors that offer similar products and services to the same target clients.  We consider our most direct and relevant competitors to be Catena Media, Bettor Collective, Genius Sports, Sportradar, Fresh8Gaming (recently acquired by Sportradar) and MetaBet.

In our sports gaming betting services business, we and one or more of our competitors will often simultaneously serve the same clients. Our competitors have their own portfolio of technology products and services, and sportsbooks rarely agree to have exclusive agreements with just one provider as this prevents them from offering a broad range of solutions, placing them at a competitive disadvantage.  These dynamics result in a highly competitive industry.

We believe that the principal differentiating factors in the sports data industry include the breadth and depth of sports data rights, reliability of key services, relationships with sportsbooks and leagues, ease of integration and scalability. Our products, services, experience, industry relationships and corporate culture allow us to compete effectively across all these factors.  By delivering what we believe is an unprecedented level of user engagement and stickiness for our valued clients made possible by our proprietary technology platform, we help our clients to reduce their customer acquisition costs and achieve significantly higher customer lifetime values.

Government Regulations

We operate in various jurisdictions and our business is subject to extensive regulation under the laws, rules and regulations of the jurisdictions in which it operates. Violations of laws or regulations in one jurisdiction could result in disciplinary action in that and other jurisdictions.

We believe that have a progressive licensing strategy. We are currently authorized to provide sports betting services in New Jersey (by the New Jersey Division of Gaming Enforcement), in Colorado (by the Colorado Division of Gaming), in Indiana (by the Indiana Gaming Commission), in West Virginia (by the West Virginia Lottery Commission), and in Pennsylvania (by the Pennsylvania Gaming Control Board). We are also currently pursuing new licensing arrangements in Tennessee, Michigan, and Virginia. We plan to obtain necessary licensure in all states that have legalized sports betting and we actively monitor legislation across all U.S. states in order to move quickly into new jurisdictions.

Among others, applicable laws include those regulating privacy, data/cyber security, data collection and use, cross-border data transfers, advertising regulations and/or sports betting and online gaming laws and regulations. These laws impact, among other things, data collection, usage, storage, security and breach, dissemination (including transfer to third parties and cross-border), retention and destruction. Certain of these laws provide for civil and criminal penalties for violations.

The data privacy and collection laws and regulations that affect our business include, but are not limited to:

•	U.S. federal, state and local data protections laws such as the Federal Trade Commission Act and similar state laws;

•
state data breach laws and state privacy laws, such as the California Consumer Privacy Act, the California Consumer Privacy Rights Act, and the Stop Hacks and Improve Electronic Data Security Act of New York; and

•	other data protection, data localization and state laws impacting data privacy and collection.

Other regulations that affect our business include:

•	U.S. state laws regulating sports betting and online gaming and related licensing requirements;

•	laws regulating the advertising and marketing of sports betting, including but not limited to the U.S. Federal Trade Commission Act;

•
laws and regulations relating to antitrust, competition, anti-money laundering, economic and trade sanctions, intellectual property, consumer protection, accessibility claims, securities, tax, labor and employment, commercial disputes, services and other matters; and

•
other international, domestic federal and state laws impacting marketing and advertising, including but not limited to laws such as the Americans with Disabilities Act, the Telephone Consumer Protection Act of 1991, state telemarketing laws and regulations, and state unfair or deceptive practices acts.

These laws and regulations are complex, change frequently and have tended to become more stringent over time. The laws and regulations applicable to some parts of our business are still developing in certain jurisdictions, and there can be no assurance that our activities will not become the subject of any regulatory or law enforcement, investigation, proceeding or other governmental action or that any such proceeding or action, as the case may be, would not have a material adverse impact on our company or our business, financial condition or results of operations. We incur significant expenses in attempting to ensure compliance with these laws. Currently, public concern is high with regard to the operation of companies in the data collection industry, as well as the collection, use, accuracy, correction and sharing of personal information. In particular, some consumer advocates, privacy advocates, legislatures and government regulators believe that existing laws and regulations do not adequately protect privacy and have become increasingly concerned with the use of these types of personal information. In the United States, Congress and state legislatures may propose and enact additional data privacy requirements. Additional laws could result in significant limitations on or changes to the ways in which we can collect, use, host, store or transmit the personal information and data of our customers or employees, and deliver products and services, or may significantly increase our compliance costs. As our business expands to include new uses or collection of data that is subject to privacy or security regulations, our compliance requirements and costs will increase and we may be subject to increased regulatory scrutiny. Additional legislative or regulatory efforts in the United States could further regulate our businesses.

Employees and Contractors

At the time of the Merger, the Company and Old SharpLink collectively employed a total of 48 full-time employees, including 13 in general and administrative, 12 in sales/marketing/customer support, and 23 in research and product development. We outsource certain employment benefit and other employee-related administrative functions to a third party service provider, which serves as a co-employer of our employees for these purposes. None of our employees are currently represented by a labor union or covered by a collective bargaining agreement, and our management believes that our relations with our employees are good.

Properties

Through Old SharpLink, our wholly-owned subsidiary, we occupy approximately 725 square feet of office space in Minneapolis, Minnesota, which also serves as our operational headquarters.  Old SharpLink’s rights to this facility are provided by SportsHub, our majority shareholder which holds the lease for this facility.  We reimburse SportsHub for various services and other benefits that it provides us in exchange for a monthly fee of $1,435.

Old SharpLink also holds a lease for 2,200 square feet of office space located in Collinsville, Connecticut pursuant to a lease agreement with an initial term that expires in December 2023, subject to a three-year right of Old SharpLink to extend.  The lease provides for annual lease payments of $38,400. This facility is indirectly owned by Chris Nicholas, our Chief Operating Officer and member of our Board of Directors. See “Related Party Transactions,” below.

We believe our current facilities will be adequate to meet our needs. We do not own any real property for use in our operation or otherwise.

Legal Proceedings

We are not party to any currently pending legal proceedings, and we management is not aware of any governmental authority contemplating any proceeding to which we would be a party or to which our properties would be subject.

On June 28, 2021, following the announcement of the Merger Agreement and publication of the proxy statement in connection with the Extraordinary Meeting of our shareholders, we learned of a complaint that was filed by a purported shareholder of the Company. The complaint, captioned Kapral v. Mer Telemanagement Solutions Ltd. et al., or the Complaint, Case No. 654022/21, was filed in the Supreme Court of the State of New York, County of New York against the Company and its then directors. The Complaint alleges that the intrinsic value of the Company is in excess of the amount the Company’s shareholders will receive in connection with the Transaction and that the proxy statement omits material information as set forth in the Complaint. The Complaint seeks relief, including a preliminary and permanent injunction against the Company and its then directors from proceeding with and consummating the Transaction, or in the alternative, rescinding the Transaction, if consummated, and seeking damages. The plaintiff also seeks an order: (i) directing the individual defendants to disseminate a proxy statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading; (ii) declaring that defendants violated their fiduciary duties; and (iii) awarding plaintiff the costs of the action, including a reasonable allowance for attorneys’ and experts’ fees. The Complaint has not been served on the defendants but, based on a cursory review, the Company and its legal counsel believe that the claims asserted in the Complaint are without merit and the Company plans to vigorously defend against them.

Related Party Transactions

Shared Services with SportsHub

Old SharpLink and SportsHub, our controlling shareholder, are party to a Shared Services Agreement dated May 28, 2021. Under the terms of the Shared Services Agreement, SportsHub provides Old SharpLink with office space for certain company employees, accounting and other administrative services from SportsHub personnel, webhosting services and IT subscriptions, business insurance coverage, cell phone and ISP access, and additional services the parties may agree upon from time to time. Old SharpLink reimburses SportsHub for Old SharpLink’s allocated share of the cost of such services. Generally, services are allocated based on passthrough of the cost of Old SharpLink’s direct usage (such as cellphone plan coverage and webhosting services) or allocated based on share of headcount (such as the office lease and ISP).

The cost of shared personnel is allocated based on the parties’ estimate of time performing services for each entity. Shared personnel costs include salary, benefits, and related tax withholdings, which are allocated pro rata based on Old SharpLink’s and SportsHub’s estimate of the percentage of the working time a shared employee provides services to each company. Under the Shared Services Agreement, employees of Old SharpLink may also provide services to SportsHub. To the extent that Old SharpLink employees provide services to SportsHub, the cost of those services is offset against amounts otherwise owed under the Shared Services Agreement. Mr. Phythian, our Chief Executive Officer, and Mr. Nicholas, our Chief Operating Officer, were also both employees of SportsHub until June 1, 2021.

Old SharpLink does not pay a markup or share of overhead expenses to SportsHub for the shared services. The Shared Services Agreement has a one-year term and automatically renews for successive one-year periods unless terminated by either party. Old SharpLink may terminate the Shared Services Agreement or any individual services received thereunder upon 30 days’ notice to SportsHub, and SportsHub may terminate the Shared Services Agreement or any service thereunder upon 90 days’ notice to Old SharpLink.

The Shared Services Agreement formally documented the shared service arrangement that was previously in place between SportsHub and Old SharpLink. Prior to the entry into the Shared Services Agreement, Old SharpLink reimbursed SportsHub for services in the amounts of $2,211,303 and $2,297,723 in 2020 and 2019, respectively. Included in those amounts is an amount of approximately $1.5 million (for each of 2020 and 2019) related to Old SharpLink’s Sports Gaming Client Services operating segment, which it acquired from SportsHub in November 2020, with expenditures by SportsHub on the Sports Gaming Client Services business treated, until the date of acquisition by Old SharpLink, as reimbursements for accounting purposes. Beginning in late 2020, Old SharpLink implemented steps to separate its operations from SportsHub, including transferring the payroll of the Sports Gaming Client Services segment and Old SharpLink’s Chief Executive Officer and Chief Operating Officer to Old SharpLink. Further, effective as of June 1, 2021, Old SharpLink’s Chief Executive Officer and Chief Operating Officer resigned from their positions as officers of SportsHub. As a result, Old SharpLink now receives significantly fewer services from SportsHub than in previous periods. In the first quarter of 2021, Old SharpLink reimbursed SportsHub for approximately $140,000 of services and expects to reimburse a similar amount for each of the remaining quarters of 2021. The reduction from 2020 was primarily the result of the transfer of employees referenced above. Pursuant to the terms of the Shared Services Agreement, for as long as Old SharpLink’s employees provide services to SportsHub, the cost of such services provided to SportsHub will be offset against amounts reimbursable by Old SharpLink to SportsHub. Christian Peterson, our Interim Chief Financial Officer, remains as an employee of SportsHub and provides approximately 25% of his time to us and Old SharpLink on a monthly basis for which Old SharpLink reimburses SportsHub under the Shared Services Agreement. We expect to hire a full-time chief financial officer in 2021, after which we no longer expect to utilize Mr. Peterson’s services.

SportsHub Affiliate Marketing Partner Agreement

Old SharpLink and SportsHub are party to an Affiliate Marketing Partner Agreement, or Partner Agreement, dated September 1, 2020. Under the Partner Agreement, SportsHub integrates our sportsbook marketing product suite into websites operated by SportsHub, and we pay SportsHub a portion of the fees we receive for sportsbook client referrals through the marketing products. The Partner Agreement has a five-year term and its general terms are the same as those of equivalent agreements with our other unaffiliated third party marketing partners. SportsHub has earned approximately $600 under the Partner Agreement during 2021.

Connecticut Facility Lease

Through Old SharpLink, we lease office space in Collinsville, Connecticut from CJEM, LLC, an entity owned by Chris Nicholas, our Chief Operating Officer and member of our Board of Directors, pursuant to a lease dated December 16, 2020. Old SharpLink paid $38,400 in each of 2020 and 2019 under such lease. The current term of the lease expires on December 31, 2023, and Old SharpLink has the right to extend the lease under the same terms for an additional three-year term through December 31, 2026.

Additional Information

The information provided in this prospectus, including this section titled “Our Company,” is intended to supplement the information found in our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on May 17, 2021, which is incorporated by reference herein.

PRINCIPAL SHAREHOLDERS

The following tables and the related notes present information on the beneficial ownership of Ordinary Shares of the combined company by:

•
each shareholder known by us that beneficially owns more than 5% of our outstanding Ordinary Shares (on an as-converted basis, with and without giving effect to the Beneficial Ownership Limitation) immediately following the consummation of the Transaction (for more information concerning the Beneficial Ownership Limitation see  below);

•	each of our directors;

•	each of our executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Our issued and outstanding share capital is as follows:

•	14,815,881 Ordinary Shares;

•	1,931,945 Preferred A-1 Shares, each of which is convertible into one Ordinary Shares (subject to the Beneficial Ownership Limitation described below); and

•	3,692,865 Preferred B Shares, each of which is convertible into one Ordinary Shares (subject to the Beneficial Ownership Limitation described below).

All of our outstanding preferred shares are held by Alpha Capital. Our Preferred A Shares, Preferred A-1 Shares and Preferred B Shares may not be converted into Ordinary Shares to the extent that, after giving effect to such conversion, Alpha Capital (together with its affiliates and any persons acting as a group together with such holder) would beneficially own in excess of the beneficial ownership cap, which is initially set at 9.99%, of the number of the Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares issuable upon conversion of the Preferred A Shares, Preferred A-1 Shares and/or Preferred B Shares held by Alpha Capital, or the Beneficial Ownership Limitation.

Ordinary Shares that may be acquired by an individual or group within 60 days of the date of this prospectus pursuant to the exercise of options or warrants or the conversion of a security, are deemed outstanding for the purposes of computing the percentage of Ordinary Shares beneficially owned by such shareholder, but are not deemed outstanding for purposes of computing the percentage of Ordinary Shares beneficially owned by any other individual or group shown in the tables.

In addition, as noted the following table provides information as of the date of this prospectus, and therefore does not include information concerning potential additional issuances to Alpha Capital as the holder of the Preferred B Shares under the dividend provision included in our Revised Articles. To the extent that we hereafter choose to pay such dividend in Preferred A-1 Shares and not in cash, and to the extent Alpha Capital will continue to hold all of the currently outstanding Preferred B Shares, Alpha Capital is expected to receive an additional aggregate amount of 590,858 Preferred A-1 Shares during the two-year period ending July 26, 2023 (the two-year period following the effective date of the Transaction).

	On an as-converted basis, giving effect the Beneficial Ownership Limitation			On an as-converted basis, without giving effect to the Beneficial Ownership Limitation
Name	Number of Ordinary Shares Beneficially Owned		Percentage of Outstanding Ordinary Shares(1)	Number of Ordinary Shares Beneficially Owned		Percentage of Outstanding Ordinary Shares(2)
Principal Shareholders
SportsHub Games Network, Inc.	8,893,803		60.0%	8,893,803		43.5%
Alpha Capital Anstalt(3)	1,548,096	(4)	9.99%	6,491,906	(5)	31.8%
Executive Officers
Rob Phythian	326,842	(6)	2.1%	326,842	(6)	1.6%
Chris Nicholas	226,842	(7)	1.4%	226,842	(7)	1.1%
Christian Peterson	15,021	(8)	*	15,021	(8)	*
Non-Employee Directors
Paul Abdo	89,787	(9)	*	89,787	(9)	*
Joe Housman	93,463	(10)		93,463	(10)
Tom Doering(11)	0		*	0		*
Scott Pollei(12)	0		*	0		*
Adrienne Anderson(13)	0		*	0		*
All directors and executive officers as a group	751,954	(14)	4.9%	751,954	(14)	3.7%
_______________________
*       Indicates less than 1%.

(1)	Percentages are calculated based on 14,815,881 outstanding Ordinary Shares.

(2)	Percentages are calculated based on 14,815,881 outstanding Ordinary Shares.

(3)
Alpha Capital holds 867,096 outstanding Ordinary Shares, 1,931,945 Preferred A-1 Shares, and 3,692,865 Preferred B Shares. The Preferred B Shares accrue 8% annual dividends, which the company may elect to pay in Preferred A-1 Shares at an annual rate of 0.08 Preferred A-1 Share for each Preferred B Share. As noted above, the Preferred A-1 Shares that may be issued as dividends on the Preferred B Shares are not included in this table.

(4)
Consists of 867,096 Ordinary Shares and 681,000 Ordinary Shares issuable upon conversion of Preferred Shares. The share number does not include 4,943,810 Ordinary Shares issuable upon conversion of Preferred Shares that could not be converted given the Beneficial Ownership Limitation.

(5)
Consists of 867,096 Ordinary Shares and 5,624,810 Ordinary Shares cumulatively issuable upon conversion of Preferred Shares (ignoring the effect of the Beneficial Ownership Limitation at any given point in time).

(6)
Consists of 66,759 Ordinary Shares and 260,083 Ordinary Shares issuable upon exercise of stock options that will be exercisable within 60 days of July 26, 2021. Mr. Phythian is our President and Chief Executive Officer and a director of the company.

(7)
Consists of 66,759 Ordinary Shares and 160,083 Ordinary Shares issuable upon exercise of stock options that will be exercisable within 60 days of July 26, 2021. Mr. Nicholas is our Chief Operating Officer and a director of the company.

(8)	Consists of 15,021 Ordinary Shares issuable upon exercise of stock options that will be exercisable within 60 days of July 26, 2021. Mr. Peterson is our Interim Chief Financial Officer.

(9)	Consists of 76,435 Ordinary Shares and 13,352 Ordinary Shares issuable upon exercise of stock options that will be exercisable within 60 days of July 26, 2021. Mr. Abdo is a director of the company.

(10)
Consists of 80,111 Ordinary Shares and 13,352 Ordinary Shares issuable upon exercise of stock options that will be exercisable within 60 days of July 26, 2021. Mr. Housman is our Chairman of the Board.

(11)	Mr. Doering is a director of the Company.

(12)	Mr. Pollei is a director of the Company.

(13)	Ms. Anderson is a director of the Company.

(14)	Consists of 290,063 outstanding Ordinary Shares and 461,891 Ordinary Shares issuable upon exercise of stock options that will be exercisable within 60 days of July 26, 2021.

USE OF PROCEEDS

We will receive none of the proceeds from the sale of the ordinary shares by the selling shareholders.

SELLING SHAREHOLDERS

This prospectus covers the resale by the selling shareholders identified below of 7,275,582 of our Ordinary Shares, as follows:

•	1,059,914 Ordinary Shares issued in connection with the Transaction;

•
5,624,810 Ordinary Shares issuable upon conversion of 1,931,945 shares of our Preferred A-1 and 3,692,865 shares of our Preferred B shares, all of which was issued in connection with the Transaction; and

•
up to 590,858 Ordinary Shares that may be issued to the holders of our Preferred B Shares as dividends payable in kind on the Preferred B Shares through July 26, 2023 (the second anniversary of the effective time of the Transaction).

The following table sets forth the number of our Ordinary Shares beneficially owned by the selling shareholders as of July 26, 2021, after giving effect to (i) Transaction, (ii) the Reverse Split, and (iii) this offering, except as otherwise referenced below.

	Ordinary Shares beneficially owned before offering(1)	Number of outstanding Ordinary Shares offered by selling shareholder	Number of Ordinary Shares offered by selling shareholder upon conversion of Preferred Shares		Beneficial ownership after offering(1)
					Number of Ordinary Shares		Percent
Selling Shareholder
Alpha Capital Anstalt	6,491,906	51,832	6,215,668	(2)	815,264	(3)	3.88%
Jim Hays	497,528	99,506	-		398,023		1.89%
Bill Mershon	194,234	19,423	-		174,810		*
Jim Seifert	50,000	5,000	-		45,000		*
Richard S. Neville Revocable Trust	50,000	5,000	-		45,000		*
Eric J. Osmundson	50,000	5,000	-		45,000		*
David Johnson	54,980	5,498	-		49,482		*
Dawkins Family LLC, TWO	25,000	2,500	-		22,500		*
John Karnath	31,250	3,125	-		28,125		*
Jeffrey D. Rahm	38,165	3,817	-		34,349		*
Steven D. Roberts	12,647	1,265	-		11,382		*
Michael Glasenapp	7,500	750	-		6,750		*
Robert R. Fafinski Jr.	10,270	1,027	-		9,243		*
Jessica Arvidson	7,633	763	-		6,870		*
Curt Arvidson	7,633	763	-		6,870		*
Lee M. Zachman	7,633	763	-		6,870		*
Neil I. Sell	10,000	1,000	-		9,000		*
Michael David Arneson Living Trust	9,226	923	-		8,303		*
Katherine A. Wilson	10,000	1,000	-		9,000		*
Daniel Armstrong	2,500	250	-		2,250		*
Gordon J. Bredenberg	2,108	211	-		1,897		*
Eugene R. Wright Revocable Trust	1,686	169	-		1,517		*
Christopher Nelson	170,066	170,066	-		0		-
GreenBlock Capital LLC(4)	680,264	680,264	-		0		-

TOTALS	8,422,228	1,059,914	6,215,668		1,737,505		8.26%

____________
 *       Indicates less than 1%.

(1)
Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, and includes any shares as to which the security or shareholder has sole or shared voting power or investment power, and also any shares which the security or shareholder has the right to acquire within 60 days of July 21, 2021, whether through the exercise or conversion of any preferred stock, stock option, convertible security, warrant or other right. The indication herein that shares are beneficially owned is not an admission on the part of the security or shareholder that he, she or it is a direct or indirect beneficial owner of those shares. Percentage of shares beneficially owned after the resale of all the shares offered by this prospectus assumes there are 14,815,881 outstanding Ordinary Shares prior to the issuance of any Ordinary Shares upon the conversion of Preferred Shares. With respect to Alpha Capital Anstalt, the number shown disregards the legally binding Beneficial Ownership Limitation, and thus does not reflect Alpha Capital’s actual beneficial ownership, which is shown in the table under “Principal Shareholders of Combined Company,” above.

(2)
Represents Ordinary Shares issuable upon conversion of 1,931,945 Preferred A-1 Shares and 3,692,865 Preferred B Shares issued in connection with the Transaction.  Also includes 590,858 Ordinary Shares issuable upon conversion of Preferred A-1 Shares that may be issued as dividends payable in kind until July 26, 2023 on Preferred B Shares issued to the selling stockholder in the Transaction.

(3)	Represents 815,264 Ordinary Shares.

(4)	Chris Spencer holds the sole voting and investment power with respect to the shares offered by GreenBlock Capital, LLC.

Agreements with Selling Shareholders

2018 Securities Purchase Agreement

In September 2018, we entered into a Securities Purchase Agreement, or the 2018 Purchase Agreement, with Alpha Capital pursuant to which we sold to Alpha 657,895 Preferred A Shares at an initial closing plus an additional 657,895 Preferred A Shares pursuant to an option granted under the 2018 Purchase Agreement.

Under the Purchase Agreement, the Company granted Alpha the right to appoint two directors to the Company's Board of Directors through the end of the first general meeting to take place following the lapse of two years from the initial closing under the 2018 Purchase Agreement. Alpha Capital terminated and waived its appointment and approval rights under the Purchase Agreement effective August 16, 2019. The Company appointed Scott Burrell and Isaac Onn to the Company's Board of Directors in October 2018, they were subsequently re-elected as Board members at an extraordinary shareholders’ meeting held in May 2021, and they were thereafter replaced on the Board as a result of the Transaction. We also agreed to provide Alpha Capital with additional rights, including a right of first negotiation in connection with certain issuances of securities and certain registration rights.

2020 Old SharpLink-Alpha Capital Securities Purchase Agreement

On December 23, 2020, Old SharpLink entered into a Securities Purchase Agreement with Alpha Capital, which the parties amended on June 15, 2021 and July 26, 2021. We refer to this securities purchase agreement, as amended, as the 2020 Purchase Agreement.  Pursuant to an initial closing under the 2020 Purchase Agreement held on December 23, 2020, Old SharpLink issued and sold to Alpha Capital shares of its Series A Preferred Stock for an aggregate gross purchase price of $2 million.  The 2020 Purchase Agreement also provided that Alpha Capital would purchase from Old SharpLink, and Old SharpLink would sell to Alpha Capital, shares of Old SharpLink’s Series B Preferred Stock for an aggregate purchase price of $6 million.  The closing of the sale of the Old SharpLink’s Series B Preferred Stock occurred immediately prior to the Transaction.  The outstanding shares of Old SharpLink Series A Preferred Stock (including shares issued in satisfaction of dividends payable thereon) and Series B Preferred Stock to Alpha Capital sold pursuant to the 2020 Purchase Agreement were exchanged in the Transaction for shares of the Company’s Preferred A-1 Shares and Preferred B Shares.

In addition to the Old SharpLink preferred stock sold to Alpha Capital pursuant to the 2020 Purchase Agreement, Old SharpLink also agreed to issue to Alpha Capital as a commitment fee for its obligation to purchase the Series B Preferred Stock.  The commitment fee included a number of additional shares of Old SharpLink (or its successor, which includes the Company) representing to 3% of the fully-diluted shares of the Company following the Transaction.  In satisfaction of such commitment shares, Old SharpLink issued Alpha Capital an additional number of its Series A-1 Preferred Stock immediately prior to Closing, which was exchanged for 700,990 Preferred A-1 Shares of the Company in the Transaction.

The 2020 Purchase Agreement also provides that until such time as Alpha Capital has invested an additional $20 million in Old SharpLink, including, subject to certain conditions,  the Company following the effective time of the Transaction, or until July 26, 2022 (one year following the effective time of the Transaction), Alpha Capital will have a right to participate in future financings conducted by the Company by purchasing up to 55% of the securities offered for sale in any such financing transactions.  For as long as Alpha Capital continues to hold Preferred A-1 Shares or Preferred B Shares, the Company is also, subject to customary exceptions, be prohibited from issuing any “variable rate transactions,” which for purposes of the 2020 Purchase Agreement, means a transaction in which the Company issues debt or equity securities that are convertible into Ordinary Shares at a conversion price that is based on or varies with the current trading price of the Ordinary Shares.

PLAN OF DISTRIBUTION

Each selling shareholder and any of their pledgees, assignees and successors-in-interest, may, from time to time, sell any or all of their Ordinary Shares covered by this prospectus hereby on the principal trading market or any other stock exchange, market or trading facility on which our Ordinary Shares are traded or in private transactions.

These sales may be at fixed or negotiated prices. A selling shareholder may use any one or more of the following methods when selling such Ordinary Shares:

•	ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

•	block trades in which the broker dealer will attempt to sell the Ordinary Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker dealer as principal and resale by the broker dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	in transactions through broker dealers that agree with the selling shareholders to sell a specified number of such Ordinary Shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell the Ordinary Shares covered by this prospectus under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker dealers engaged by the selling shareholders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the selling shareholders (or, if any broker dealer acts as agent for the purchaser of Ordinary Shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with the Supplementary Material to FINRA Rule 2121.

In connection with the sale of the Ordinary Shares offered hereby or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume. The selling shareholders may also sell the Ordinary Shares short and deliver these shares to close out their short positions, or loan or pledge the Ordinary Shares to broker-dealers that in turn may sell these shares. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of Ordinary Shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders and any broker-dealers or agents that are involved in selling the Ordinary Shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling shareholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the shares.

We will pay certain fees and expenses incurred by us incident to the registration of the Ordinary Shares; provided, however, that the selling shareholders will pay all underwriting discounts and selling commissions, if any.

Because selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any Ordinary Shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus.

The Ordinary Shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the Ordinary Shares covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Ordinary Shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Ordinary Shares by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

DESCRIPTION OF SHARE CAPITAL

The following summary of the terms of our Ordinary Shares is subject to and qualified in its entirety by reference to our articles of association, a copy of is on file with the SEC as exhibits to our previous SEC filings. Please refer to “Where You Can Find More Information” below for directions on obtaining these documents.

Amendment to Articles of Association

At our Extraordinary General Meeting of Shareholders held on July 21, 2021, our shareholders approved an amended and restated Articles of Association, which we effected upon consummation of the Transaction.  The Amended and Restated Articles of Association effected the following modifications, among others:

•
increased the registered share capital from NIS 600,000, divided into 17,000,000 Ordinary Shares and 3,000,000 Preferred Shares, nominal value NIS 0.03 each, to NIS 6,000,000, divided into 92,750,000 Ordinary Shares, 800,000 Preferred A Shares, 2,600,000 Preferred A-1 Shares and 3,700,000 Preferred B Shares, nominal value NIS 0.06 each (reflecting the Reverse Stock Split at a ratio of 1-for-2, which became effective on our books and records on July 26, 2021 (immediately prior to the effectiveness of the Transaction);

•	designated as Preferred A Shares our share capital formerly designated as Preferred Shares; and

•	changed our name from “Mer Telemanagement Solutions Ltd.” to “SharpLink Gaming Ltd.”

Ordinary Shares

As of July 26, 2021, after giving effect to the Transaction, we had issued and outstanding 14,815,881 Ordinary Shares. Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “SBET.” As of July 26, 2021, there were approximately 58 holders of record of our ordinary shares.

The transfer agent for our ordinary shares is American Stock Transfer & Trust Company, and its address is 6201 15th Avenue Brooklyn, NY 11219.

Preferred A Shares

We currently do not have any Preferred A Shares outstanding, any such shares would have rights identical to the Preferred A-1 Shares set forth below, other than the Conversion Price and the Per Preferred Share Purchase Price, which is  $2.28 per share for the Preferred A Shares and at $1.6246 for the Preferred A-1 Shares.

Preferred A-1 Shares and Preferred B Shares

Preferred A-1 Shares

Preferred A-1 Shares have equal rights to the Ordinary Shares and are currently convertible into Ordinary Shares on a 1-for-1 basis (subject to customary adjustments); provided, however, that the Preferred A-1 Shares shall not be converted to the extent that, after giving effect to such conversion, the holder of the Preferred A-1 Shares (together with such holder’s affiliates and any persons acting as a group together with such holder) would beneficially own in excess of the beneficial ownership cap, which is initially set at 9.99%, of the number of the Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares issuable upon conversion of the Preferred A-1 Shares held by the holder, or the Beneficial Ownership Limitation.

Prior to conversion into Ordinary Shares, the Preferred A-1 Shares are entitled to the following rights:

•
equal rights to receive dividends, if and when distributed to holders of Ordinary Shares, whether in cash or any other manner, and to participate in a distribution of bonus shares, if and when distributed, according to the ratio between the shareholders’ holdings in the Company’s issued and outstanding share capital (Ordinary Shares and Preferred Shares on an as-converted basis, without regard to the Beneficial Ownership Limitation) and the Company’s total issued and outstanding share capital (Ordinary Shares and Preferred Shares on an as-converted basis, without regard to the Beneficial Ownership Limitation);

•
equal right to participate in a distribution of the Company’s assets available for distribution, in the event of liquidation or winding-up of the Company, on an as-converted basis, following the distribution to the holders of the Series B Preferred Shares, if applicable, and pari passu with the Ordinary Shares; and

•
equal rights to vote on all matters submitted to a vote of the Ordinary Shares (on an as-converted basis, but only up to the number of votes equal to the number of Ordinary Shares into which the Preferred Shares would be convertible pursuant to the Beneficial Ownership Limitation). The rights attached to any class (other than modifications to the Beneficial Ownership Limitation, which may not be modified) may be modified or abrogated by the affirmative consent of the respective Determining Majority of the shares of such class; provided, however, that the creation of additional shares of a specific class, or the issuance of additional shares of a specific class, shall not be deemed a modification or abrogation of rights attached to shares of such class or of any other class.

Preferred B Shares

The Preferred B Shares shall be non-voting shares and are currently convertible into Ordinary Shares on a 1-for-1 basis (subject to customary adjustments), subject to the Beneficial Ownership Limitation.

Prior to conversion into MTS Ordinary Shares, the Preferred B Shares are entitled to the following rights:

•
until July 26, 2023 (the second anniversary of the effective time of the Transaction), a right to receive cumulative dividends at the rate per share (as a percentage of the Preferred B Shares’ Per Preferred Share Purchase Price) of 8% per annum, payable quarterly on January 1, April 1, July 1 and October 1, beginning on the Effective Time and on each Conversion Date (with respect only to Preferred B Shares being converted) (each such date, a “Dividend Payment Date”) in cash, or at the combined company’s option, in duly authorized, validly issued, fully paid and non-assessable Preferred A-1 Shares, or a combination thereof. Dividends on the Preferred B Shares shall be calculated on the basis of a 360-day year, consisting of twelve 30 day periods, and shall accrue daily commencing on the date a Preferred B Share is issued, and shall be deemed to accrue from such date whether or not earned or declared and whether or not there are profits, surplus or other funds of the combined company legally available for the payment of dividends. The payment of the dividends in Preferred A-1 Shares shall be made in a number of shares equal to the amount to be paid divided by the Per Preferred Share Purchase Price of the Preferred A-1 Shares as of the Dividend Payment Date;

•
a right to receive from the Company an amount equal to the purchase price of each outstanding Preferred B Share, plus any accrued and unpaid dividends, fees or liquidated damages due thereon (in connection with delays in conversion of Preferred B Shares), to be paid upon any liquidation, dissolution or winding-up of the Company, before any distribution to the other securityholders of the Company;

•
a “full ratchet” anti-dilution adjustment to the conversion price of the Preferred B Shares in the event the Company issues or sells Ordinary Shares or Ordinary Share Equivalents for a consideration per share that is less than the conversion price per share of the Preferred B Shares then in effect, other than in connection with an Exempt Issuance (as such term is defined in the Revised Articles) and to a minimum price equal to $1.33 (20% of the closing price on the trading day immediately prior to the consummation of the Transaction, as adjusted for the Reverse Stock Split); and

•
as long as 772,947 of the Preferred B Shares (constituting approximately 20.9% of the Preferred B Shares expected to be outstanding immediately following the consummation of the Transaction) remain outstanding, unless the holders of at least 50.1% of the Preferred B Shares shall otherwise consent in writing, the Company shall not, and shall not permit any of its subsidiaries to, directly or indirectly: (A) amend charter documents in any manner that materially and adversely affects any rights of holders of the Preferred B Shares, (B) repay, repurchase or otherwise acquire more than a de minimis number of its Ordinary Shares, Ordinary Share Equivalents or Junior Securities (as such terms are defined in Revised Articles), subject to certain exceptions, (C) pay cash dividends or distributions to Junior Securities unless the Company has paid all dividends on the Preferred B Shares and the Preferred B Shares will participate ratably (on an as-converted basis) in the dividends paid to the Ordinary Shares, (D) enter into any transaction with any Affiliates of the Company which would be required to be disclosed in any public filing with the SEC, unless such transaction is made on an arms’-length basis and approved by a majority of the disinterested directors of the Company, or (E) enter into any agreement with respect to any of the foregoing.

LEGAL MATTERS

The validity of the securities being offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Ephraim Abramson & Co., Law Offices, Tel Aviv, Israel. Fredrikson & Byron, P.A., Minneapolis, Minnesota, will be passing upon matters of United States law for us with respect to securities offered by this prospectus.

EXPERTS

The consolidated financial statements of Mer Telemanagement Solutions Ltd. appearing in Mer Telemanagement Solutions Ltd. Annual Report (Form 20-F) for the year ended December 31, 2020 have been audited by Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, Independent Registered Public Accounting Firm as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1 to the consolidated financial statements) incorporated herein by reference.  Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing

The consolidated financial statements of Old SharpLink as of December 31, 2020 and 2019, and for each of the years in the two-year period ended December 31, 2020 incorporated in this prospectus by reference from the Proxy Statement of the Company filed as Exhibit 99.2 to the Company’s Report on Form 6-K filed with the SEC on June 16, 2021 have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their report thereon incorporated herein by reference, and have been incorporated in this prospectus and the registration statement on Form F-3 of which this prospectus is a part in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file annual, current reports, proxy statements and other information with the SEC.  SEC filings are available at the SEC’s web site at http://www.sec.gov.

This prospectus is only part of a registration statement on Form F-3 that we have filed with the SEC under the Securities Act and therefore omits certain information contained in the registration statement. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document.

We also maintain a website at www.mtsint.com, through which you can access our SEC filings. The information set forth on, or accessible from, our website is not part of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we have filed with it, which means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. You should read the information incorporated by reference because it is an important part of this prospectus. Any statement in a document we incorporated by reference into this prospectus or a prospectus supplement will be considered to be modified or superseded to the extent a statement contained in this prospectus or any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes that statement. The modified or superseded statement will not be considered to be a part of this prospectus, except as modified or superseded.

We incorporate by reference the following information or documents that we have filed with the SEC (excluding those portions of any document that are “furnished” and not “filed” in accordance with SEC rules):

•	our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on May 17, 2021;

•	our Reports on Form 6-K filed on each of April 15, 2021, May 17, 2021, May 24, 2021, June 16, 2021, July 22, 2021 and July 27, 2021;

•	Any future reports on Form 6-K to the extent that we indicate they are incorporated by reference into this registration statement;

•	Any future annual reports on Form 20-F that we may file with the SEC under the Exchange Act, prior to the termination of any offering contemplated by the prospectus; and

•
The description of our ordinary shares contained in our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on May 17, 2021 under the Exchange Act and any amendment or report filed for the purpose of updating that description.

Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all the information that has been incorporated by reference in this prospectus but not delivered with this prospectus (and any exhibits specifically incorporated in such information), at no cost, upon written or oral request to us at the following address:

SharpLink Gaming Ltd.,
333 Washington Avenue North, Suite 104
Minneapolis, MN  55401
Attn: Christian Peterson, Interim Chief Financial Officer
Telephone: (612) 293-0619

Copies of these filings are also available, without charge, on our website at www.mtsint.com as soon as reasonably practicable after they are filed electronically with the SEC. You may also obtain additional information about us by visiting our website. The information contained on our website is not a part of this prospectus.